



# WGNB Corp.

## *2001 Annual Report*

EXPECT

EXPECT

*Excellence*

*Expect More*

# *Message From Our President*



At WGNB Corp. we strive to exceed your every expectation. We want you to expect excellence, expect superior performance and expect an extraordinary bottom line.

With those expectations, we have lofty goals to which we aspire. As you can see on the pages within, your fine Board, staff and management have again delivered superior performance and excellence.

Among our accomplishments is recognition by our peers for a job well done. *U.S. Banker Magazine* ranks WGNB Corp. as the 5th most profitable of publicly traded financial institutions in the U.S. with assets between $277 million and $373 million. *American Banker* newspaper ranks WGNB Corp. as number 62 out of all publicly traded U.S. banking companies with the highest return on assets in the third quarter of 2001.

The accolades others are gracious to give us would be meaningless unless we had the numbers to support the claims. Companies that make good money year in and year out are becoming more popular to potential investors. 2001 provided another record earnings year for the Company. WGNB Corp. earned $4.8 million or $1.52 per diluted share for the year ended December 31, 2001. This is an increase of 8.7% when compared to 2000 net earnings of $4.4 million or $1.41 per diluted share. The Company grew its assets by over $61 million or 21% and now has total assets of over $350 million. Just five short years ago we were half this size, making half the earnings.

We are proud of our profitability, but we are most pleased with the superior service we deliver each and every day. Throughout the past year we have instituted new services and procedures to benefit our customers, such as offering the Spanish language option at most of our ATMs and adding new drive-up ATMs at three locations. Also, we have vastly enlarged our market area with the opening of our new Douglasville office.

As I look over this year's accomplishments, I am filled with gratitude to our staff for their continuing education and commitment as we face many exciting new challenges. Some employees have begun studying Spanish as a second language to address the changing needs of our community, and they continuously learn new software in order to offer the best electronic services.

Our community's quality of life projects are always important to WGNB Corp. In addition to our support of our hospital, our teachers' organizations and many worthwhile charities, WGNB Corp. undertook one of the State University of West Georgia's premiere fundraisers, "Run for A Day".

As you can see, excellence is the core of WGNB Corp.'s creed. Every day, in every way, we are dedicated to exceeding your expectations of excellence.

Sincerely,

L. Leighton Alston

L. Leighton Alston
President

# Board of Directors



**Joe Whit Walker**
*Chairman*
President
Walker Oldsmobile-Cadillac-GMC-Buick-Pontiac, Inc.

During his 30 years of service to West Georgia National Bank and WGNB Corp., Joe Whit Walker has led the bank through many significant changes. His wisdom and experience have enabled him to serve with distinction as the Chairman of the Board. He is a graduate of the State University of West Georgia and is known throughout West Georgia for his charitable contributions. He is one of the founders of the Magnolia Ball that benefits the Tanner Medical Foundation.



**Grady Woodfin Cole**
President and CEO
Carroll Realty and Insurance Company, Inc.

Grady Cole joined Carroll Realty and Insurance in 1978 and immersed himself in community professional organizations. He is keenly aware of the needs of the region. He holds a degree in Finance from the University of Georgia and has been seated on the Board of West Georgia National Bank since 1992. He is a past director of the Carrollton City School Educational Foundation and the Carrollton Rotary Club.



**W. T. (Tommy) Green, Jr.**
Chairman and CEO
Greenway Medical Technologies, Inc.

W. T. (Tommy) Green, Jr. is President and CEO of Greenway Medical Technologies, a software company that designs applications for healthcare providers. He also founded Greenway Corporation that provided check and document imaging software for financial institutions. His insights are an asset to our Company in our quest to be the most technologically advanced financial institution in our market. Mr. Green is Chairman of the Tanner Medical Foundation, a member of the Board of Directors of the University of West Georgia Foundation, and has served on the Board of the Company and the Bank since 1988.



**L. Leighton Alston**
*Chief Executive Officer*
*West Georgia National Bank*

Leighton Alston has lead WGNB Corp. and West Georgia National Bank to national recognition for outstanding profitability. His experience with the Comptroller of the Currency as a National Bank Examiner has proven invaluable in his role as President and Chief Executive Officer of WGNB Corp. His commitment to his community is shown in his work with the West Georgia Business and Industrial Leaders Association, the Carroll County Chapter of the Salvation Army, and other worthwhile community organizations. He serves on the Regulation and Taxation Liaison Committee of the Community Bankers Committee of the Georgia Bankers Association. He is a graduate of the University of West Georgia and the Graduate School of Banking of the South at LSU.



**Richard A. Duncan**
*President*
*West Georgia National Bank*

For 27 years, Richard Duncan has faithfully served West Georgia National Bank. In addition to being President of the Bank, he is Executive Vice President of the Finance Company. He is a lifelong resident of Carroll County who devotes his time to youth sports activities, including the State University of West Georgia Athletic Booster Club and the Carrollton High Athletic Booster Club. He is also a trustee for the University of West Georgia Foundation, Inc. He is a graduate of the University of West Georgia and the Graduate School of Banking of the South at LSU.



**R. David Perry**
Retired Pharmacist

Compassionate and knowledgeable, David Perry is one of Carroll County's most respected citizens. He served the needs of our community as a pharmacist for twenty-five years and then entered the public arena as interim Executive Director of the Carroll County Chamber of Commerce. He was then elected as sole Commissioner of the county and, subsequently as Chairman of the Board of Commissioners. He is currently Chairman of the Board of Directors of Tanner Medical Center.



**L.G. (Jack) Joyner**
Owner
J & R Construction & Development, Inc.

J & R Construction & Development, Inc., agribusiness and commercial development are important aspects of the region's economy. Jack Joyner's experience in these areas serves him well as a director of WGNB Corp. and the Bank. He is President of Ivy Bluff Properties, Inc., Ivy Bluff Farms and Joyner Poultry Farms, Inc. He serves his community through work in Masonic organizations, his church and the Carrollton Sertoma Club.



**Thomas E. Reeve, III, M.D.**
Partner
Carrollton Surgical Group, P.A.

Dr. Reeve is a partner of Carrollton Surgical Group, P. A. and has served as a director of the Company and the Bank since 1992. A graduate of Emory University and the Medical College of Georgia, he completed Surgical Training at the University of Mississippi Medical Center. He is a member of the Medical Association of Georgia and is a Fellow of the American College of Surgeons and a Diplomat of the American Board of Surgery.



**L. Richard Plunkett**
President
Plunkett & Associates

Richard Plunkett provides expertise in the area of finance for the Company. In addition to being president of his money management and investment firm, he is a member of the Association for Investment Management and Research, the Society of International Business Fellows and CEO of the World President's Organization. He is a member of the Board of Trustees of the State Private Colleges and University Authority.



**Thomas T. Richards**
President
Richards Mortgage Servicing, Inc.

An astute businessman, Tom Richard's vision and experience have greatly enhanced the performance of WGNB Corp. He has served as a director of the Company and the Bank since 1984. He is a graduate of Georgia Institute of Technology and earned his MBA from the Harvard Business School. In addition to his Mortgage Servicing Company responsibilities, he serves on the Board of Directors of Greenway Medical Technologies, Inc.



**Oscar W. Roberts, III**
Real Estate and Investments

Since graduating from the State University of West Georgia and studying at Georgia Institute of Technology, Mr. Roberts has owned a variety of retail and service businesses. He currently serves as a Director of the Gateway Investment Corp. His community service includes past membership in the Carrollton Jaycees and past Treasurer of the Carrollton Kiwanis Club.



**J. Thomas Vance**
Attorney
Tisinger, Tisinger, Vance & Greer, P.C.

Since graduating from the University of Georgia School of Law, Tommy Vance has concentrated his practice in the areas of business law, municipal law and healthcare law, serving some of the most respected enterprises in our area. In addition to his law practice, he serves on the Board of Directors of Greenway Medical Technologies, Inc., Northstar Hotels, Inc. and Camp Sunshine.



**Frank T. Thomasson, III**
Division President
Thomasson Printing

Tommy Thomasson has served his profession as Chairman of the Board of the Printing Industry of Georgia and has held a position on its Board of Directors for numerous terms. He is division president of Thomasson Printing Company. His dedication to our community is seen through his service as a former Director of the Carroll County Chamber of Commerce and as former Chairman of the Carrollton Housing Authority and a current member in the Carrollton Rotary Club.



**Charles M. Willis, Sr.**
Co-Owner
The Squire Shop

One of the longest-term directors of the Bank, Charles Willis has served West Georgia National for almost 30 years. He has distinguished himself as president of the Carrollton Jaycees, Rotary Club and the Carroll County Chamber of Commerce. He is the co-owner of The Squire Shop, a men's store in Carrollton.



**Senior Management**
West Georgia National Bank

*L to R:* Steven J. Haack, Chief Financial Officer; H. B. (Rocky) Lipham, III, Senior Vice President; Richard A. Duncan, President; L. Leighton Alston, Chief Executive Officer; H. James Crowe, Executive Vice President and Chief Operating Officer; W. Galen Hobbs, Jr., Senior Vice President; Dan Butler, Chief Operations Officer.

# Company Overview

## Business Description

WGNB Corp. is a $350 million asset Bank holding company headquartered in Carrollton, Georgia. The Company was organized as a business corporation under the laws of the State of Georgia in 1984 and is a registered bank holding company under the federal Bank Holding Company Act of 1956, as amended, and under the bank holding company laws of the State of Georgia. The Company conducts operations in western Georgia through its wholly-owned subsidiary, West Georgia National Bank (the "Bank"). The Bank was organized in 1946 as a national banking association under the federal banking laws of the United States. In 1997, the Company formed a non-bank subsidiary, West Georgia Credit Services, Inc. (the "Finance Company"), which conducts business as "Mortgage & Loan Solutions." As of February 5, 2002, the Company had 3,100,355 issued and outstanding shares of common stock, $1.25 par value per share (the "Common Stock"), held by approximately 480 shareholders of record.

The Company conducts all of its business through the Bank and the Finance Company. The executive offices of the Company and the main office of the Bank are located at 201 Maple Street, Carrollton, Georgia 30117. The Finance Company office is located at 4109 Jimmy Lee Smith Parkway, Hiram, Georgia 30141.

## The Bank

The Bank is a full service commercial bank offering a variety of services customary for community banks of similar size which are designed to meet the banking needs of individuals and small to medium-sized businesses. The Bank attracts most of its deposits and conducts most of its lending transactions from and within its primary service area encompassing Carroll County, Georgia and the western portion of Douglas County, Georgia.

The Bank's main office is located in Carrollton, Georgia. The Bank operates a total of seven branches and six additional 24-hour ATM sites, all located in Carroll and Douglas Counties, Georgia. In addition, the Bank operates two other branches in the city of Carrollton, two branches in Villa Rica, one branch in Douglasville and one branch in Bowdon, Georgia.

As a convenience to its customers, the Bank offers at most of its branch locations Saturday banking hours, drive-thru teller windows and 24-hour automated teller machines. The Bank is a member of Honor, Cirrus and several other ATM networks of automated teller machines which permit Bank customers to perform monetary transactions in most cities throughout the southeast and other regions. The Bank also offers Internet banking services through its web site located at www.wgnb.com.

*Deposit Services.* The Bank offers a full range of deposit services including checking accounts, NOW accounts, savings accounts and other time deposits of various types, ranging from money market accounts to longer-term certificates of deposit. The accounts are all offered to the Bank's market area at rates competitive to those offered in the area. All deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum allowed by law. In addition, the Bank has implemented service charge fee schedules competitive with other financial institutions in its market area covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and the like.

As of December 31, 2001, the Bank had deposits of approximately $281 million, and approximately 25,700 deposit accounts. No material portion of the Bank's deposits have been obtained from one or a few persons or entities (including federal, state and local governments and agencies), the loss of any one or more of which would have a materially adverse effect on the Bank.

The following table sets forth the mix of depository accounts at the Bank as a percentage of total deposits at December 31, 2001.

**Deposit Mix**

| | At December 31, 2001 |
|---|---|
| Non-interest bearing demand | 11.75% |
| NOW accounts and money market | 39.02% |
| Savings | 2.94% |
| Time Deposits | |
| Under $100,000 | 31.50% |
| $100,000 and over | 14.79% |
| | 100.00% |

*Lending Services.* The Bank's lending business consists principally of making consumer loans to individuals and commercial loans to small and medium-sized businesses and professional concerns. In addition, the Bank makes secured real estate loans, including residential and commercial construction loans, and first and second mortgage loans for the acquisition or improvement of personal residences. As of December 31, 2001, the Bank had approximately $254 million in total loans outstanding, representing 72% of its total assets of approximately $350 million. The loan portfolio is made up of both fixed and adjustable rate loans. Approximately 66% of the Company's total loan portfolio is fixed rate and 34% is adjustable rate as of December 31, 2001. No material portion of the Bank's loans is concentrated within a single industry or group of related industries. The Bank is not dependent to any material degree upon any single borrower or a few principal borrowers. The loss of any individual borrower or of a few principal borrowers would not be likely to have a material adverse effect on the operations or earnings of the Bank.

*Real Estate Loans.* Loans secured by real estate make up the primary component of the Bank's loan portfolio, constituting approximately $208 million, or 82%, of the Bank's total loans as of December 31, 2001. Approximately 64% of the real estate loans are fixed rate and 36% are adjustable rate. These loans consist of commercial real estate loans, construction and development loans, residential real estate loans and home equity loans. Real estate loans are collateralized by commercial and residential real estate in the Company's primary and secondary market areas. The types of real estate that typically constitute collateral include primary and secondary residences for individuals, including multi-family projects, places of business, real estate for agricultural uses and undeveloped land.

*Commercial Loans.* The Bank makes loans for commercial purposes in various industries resident to its market area. As of December 31, 2001, commercial loans constituted approximately $26 million, or 10% of the Bank's total loans. Approximately 61% of commercial loans are fixed rate while 39% are adjustable. The typical commercial loan has a maturity of three years or less. Loans in this category exclude commercial loans secured by real estate. Commercial loans secured by real estate are included in the real estate category described above. The typical commercial loan has collateral such as equipment for business use and inventory and may include unsecured working capital lines.

*Consumer Loans.* The Bank makes a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans and lines of credit. As of December 31, 2001, the Bank held approximately $19 million of consumer loans, representing 8% of its total loans. Consumer loans are primarily fixed rate in nature with 96% of this loan category carrying fixed rates. These loans are typically collateralized by personal automobiles, recreational vehicles or household items and may include unsecured loans to individuals.

*Other Lending Activities.* The Bank also engages in secondary-market mortgage activities whereby the Bank originates mortgage loans on behalf of investor correspondent banks who fund the loans. The investor correspondent banks underwrite and price the loans and the Bank receives a fee for originating and packaging the loans. Periodically the Bank receives discount points depending on the pricing of the loan. No mortgage loans are held by the Bank for resale nor does the Bank service third party loans.

*Risks Associated with Lending Activities.* Consumer and non-mortgage loans to individuals entail greater risk than do residential mortgage loans, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Commercial loans and loans secured by commercial and multi-family real estate properties are generally larger and involve greater degree of credit risk than one- to four-family residential mortgage loans. Because payments on these loans are often dependent on the successful operation of the business or management of the property, repayment of such loans may be subject to adverse conditions in the economy or real estate markets. It has been the Bank's practice to underwrite such loans based on its analysis of the amount of cash flow generated by the business and the resulting ability of the borrower to meet its payment obligations. In addition, the Bank, in general, seeks to obtain a personal guarantee of the loan by the owner of the business and, under certain circumstances, seeks additional collateral.

Construction loans are generally considered to involve a higher degree of credit risk than residential mortgage loans. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the security property's value upon completion of construction as compared to the estimated costs of construction, including interest and fees. In addition, the Bank assumes certain risks associated with the borrower's ability to complete construction in a timely and workmanlike manner. If the estimate of value proves to be inaccurate, or if construction is not performed timely or in a quality manner, the Bank may be confronted with a project which, when completed, has a value insufficient to assure full repayment or to advance funds beyond the amount originally committed to permit completion of the project.

*Target Concentrations & Loan Portfolio Mix.* The Bank has target concentration and portfolio mix limits written in its loan policy. The goal of the policy is to avoid concentrations that would result in particular loan or collateral type, industry or geographic area comprising a large part of the whole portfolio. The portfolio should be varied enough to obtain a balance of maximum yield and minimum risk. The loan portfolio mix is reported and reviewed quarterly by the Board of Directors. Concentration targets are evaluated periodically to determine changes in risk profiles and market need. The following represents maximum target concentrations of loans by category as a percentage of total loans:

| | |
|---|---|
| Single-payment loans | 25% |
| Unsecured loans | 6% |
| Loans secured by: | |
| Residential real estate | 30% |
| Commercial real estate | 35% |
| Convenience stores assets | 6% |
| Hotels/motels | 5% |
| Poultry facilities | 7% |
| Acquisition & development/construction loans | 20% |
| Commercial and industrial purpose loans | 20% |
| Exceptions to primary and secondary trade area | 10% |

The loan policy includes a provision limiting all types of real estate loans to 75% of the total loan portfolio. Although, in aggregate, it accounts for a large portion of the loan portfolio, real estate lending has historically been the Company's lowest loan loss category.

*Legal Lending Limit.* The Bank is subject to loans to one borrower limitations prescribed for national banks by the Office of the Comptroller of the Currency (see Supervision and Regulation). The legal lending limit to a single borrower by regulation is defined as 25% of total capital plus reserves. The Bank, however, has defined an internal exposure limit to one borrower of 10% of total capital plus reserves.

*Loan Underwriting Standards.* Management recognizes the importance of character and past performance as consideration in the lending decision process. In analyzing a credit relationship, primary emphasis is placed on adequacy of cash flow and the ability of the obligor to service the debt. Secondary emphasis is placed on the past performance of the borrower, the type or value of the collateral, the amount of net worth present or any performance of endorsers or guarantor that has not been proven.

Collateral is not considered a substitute for the borrower's ability to repay. Collateral serves as a way to control the borrower and provide additional sources of repayment in the event of default. The quality and liquidity of the collateral are of paramount importance and must be confirmed before the loan is made. The Bank has loan to value and margin guidelines that are varied depending on the type of collateral offered. Loans secured by liquid assets and securities carry margins of 75% to 100% depending on the liquidity and price volatility of the asset. In general, loans to value on various types of real estate range from a high of 85% to a low of 60%. Installment loans, in general, require a loan to collateral value of at least 80%. In addition, there are limits on terms of repayment of loans for automobiles and related collateral which are dependent of the age of the asset. There are certain exceptions to the loan to value guidelines that are dependent on the overall creditworthiness of the borrower.

*Loan Approval.* The Bank's loan approval policies provide for various levels of officer lending authority. When the aggregate outstanding loans to a single borrower exceeds an individual officer's lending authority, the loan request must be considered and approved by an officer with a higher lending limit or an officers' loan committee (the "OLC"). Individual officers' secured and unsecured lending limits range from $5,000 to $100,000, depending on seniority. The OLC, which consists of the president, executive vice president, two senior vice presidents and other lenders, has a lending limit of $300,000 for secured and $100,000 for unsecured loans. Loans between $300,000 and the Bank's legal lending limit must be approved by an executive loan committee, which is made up of the CEO of the Company, the President of the Bank and six outside directors.

*Loan Review.* The Bank has a comprehensive loan review process involving an independent loan review officer and lending officers. The loan review process is designed to promote early identification of credit quality problems. All loan officers are charged with the responsibility of rating their loans. The Bank's independent loan review officer is charged with the responsibility of ensuring that all problem loans and all loan or line of credit relationships in excess of $350,000 are reviewed annually, with random sample checks on consumer loans and other loans less than $350,000. Additionally, the loan review officer monitors the loan rating system to ensure proper risk identification. The Bank's risk identification process is also reviewed by its regulators and its independent auditors.

## The Finance Company

The Finance Company was established primarily for the purpose of diversifying revenue sources for the Company by offering consumer financing not traditionally offered by banks. The Finance Company makes consumer finance loans to individuals, which it holds in its own loan portfolio. The consumer finance loans consist of (a) loans to individuals in original principal amounts of less than $3,000 that are regulated under the Georgia Industrial Loan Act ("GILA") or (b) loans to individuals in excess of $3,000 that are not regulated under GILA. As of December 31, 2001, the Finance Company contributed less than 1% of the total consolidated revenues for the Company.

## Market Area

Although 2001 Census data is not available as of the date of this Report, such data is not expected to vary materially from the following statistical data that is based on information contained in a report published by the State University of West Georgia Department of Economics dated October 30, 2001, covering primarily 2000.

The Bank's primary market area includes all of Carroll County, Georgia and the western portion of Douglas County, Georgia. Approximately 97% of the Bank's customers reside in Carroll County, although it attracts some loan business from neighboring Douglas and Paulding Counties. The Bank's secondary market area includes the Georgia counties of Paulding, Douglas, Heard, and Haralson, and the Alabama counties of Clebourne and Randolph. Carroll County is located approximately 45 miles southwest of Atlanta and 90 miles east of Birmingham, Alabama. Carroll County's major industries include manufacturing, wholesale trade, food processing, paper and lumber products, construction and health services. The State University of West Georgia, which serves more than 8,000 students, and Tanner Medical Center are located in Carrollton, which is the county seat and the location of the Bank's main office.

Carroll County's population has grown steadily but relatively slowly when compared to some metro Atlanta counties, reflecting an average annual growth rate of 2.0% from 1990 to 2000. Its growth rate is also lower than that for the State of Georgia. Out of 159 Georgia counties, Carroll County ranks 29th in land area and 23rd in population. The unemployment rate for Carroll County in June 2001 was 5.9% which was above the State unemployment's rate of 3.9%. Per capita income for 1999 in Carroll County was $20,031, which was 77% of the average for the state as a whole and 74% of the national average. Carroll County's personal income of $1.78 billion in 1999 ranked 25th in Georgia's counties.

Housing activity in 2000 in Carroll County reached record levels. A total of 1,856 housing units, 1650 single family and 206 multi-family units were permitted in 2000. Residential construction helped construction employment increase by 11.2% in 2000, adding 204 jobs. Despite slower job growth in

Carroll, permit data for the first three quarters of 2001 indicated noteworthy growth in residential construction. Through August 2001, 978 single-family permits were issued, compared to 857 for the same period in 2000 with communities near I-20 reflecting the greatest share of the residential construction activity in 2001. One of the fastest growing sectors in Carroll County is wholesale trade where employment increased by 150 jobs in 2000. Additional gains in distribution employment are anticipated with the addition of Walmart.com and King Provisions, a subsidiary of Burger King.

Douglasville, in neighboring Douglas County, has been experiencing a surge of new retail activity primarily centered near Arbor Place Mall. Douglas County's largest employer sector is retail trade. During the decade of the 1990's, Douglas County's population increased by 29.6% which compares to the state growth rate of 26.4%. Douglas County's unemployment rate in August 2001 was 2.6%. Single-family housing activity has been extremely strong in Douglas in 2001. A total of 845 single family permits were issued in the first eight months of 2001 compared to 533 in the same period of 2000.

Hiram, in neighboring Paulding County, has similarly experienced a significant increase in retail activity, particularly at the intersection of Georgia Highway 92 and U.S. Highway 278 where the Finance Company is located.

Carroll County continues to be the largest deposit base county in its market area with Douglas County to its east and Paulding County to its north emerging as deposit growth areas. The compound annual growth rate for deposits at financial institutions in Carroll County for the years 1993-1999 was 4.7%. The amount of total deposits in Carroll County was approximately $946 million at June 30, 1999, compared to total deposits of approximately $710 million in 1993. Douglas County had the second largest deposit base in its market area with $636 million, with Paulding County coming in third with $422 million, at the end of 1998. The Bank held a market share of 21.6% of total deposits in Carroll County at June 30, 1999.

Significant development has taken place in the western Georgia area along the I-20 West corridor. The development of communities west of metro Atlanta along I-20 such as Douglasville and westward toward the city of Villa Rica will have an impact on the Company's primary and secondary market areas. Retail developments such as Arbor Place Mall and additional retail establishments in the Chapel Hill area of Douglas County along with large residential developments such as Chapel Hill Country Club, Bear Creek, New Manchester and Mirror Lake are anticipated to have a continuing economic impact on the West Georgia area including North Carroll County.

All of the Company's market area have been effected by the downturn in the national economy. Even before the September 11th tragedy, evidence suggested unemployment was on the rise in all counties in the Company's market area. Retail trade and business expansion is likely to be effected by the downturn. Inventories of single-family homes are increasing with the upscale home market experiencing particularly hard times. Retail sales were down in 2001 as evidenced by a 15% reduction in sales tax collections in Georgia.

The Bank's percentage loan growth, a good indicator of business expansion, slowed in 2001 when compared to 2000. Total loans grew by only 11.1% or $25 million in 2001 compared to 23.6% or $44 million in 2000. The Bank has recently opened two branches in Douglas County. In September of 2000, the Bank opened a branch in an area known as Mirror Lake, which is located two miles north of I-20 between the cities of Douglasville and Villa Rica near western Douglas County and northern Carroll County. In its 16 months of existence, the Mirror Lake branch has grown $31 million in loans ($12 million by transfer from the Bank's Villa Rica branch) and $6 million in deposits. The Bank has also expanded into Douglasville in Douglas County with a branch on Highway 5 near Douglas Boulevard, a major retail trade area. The Douglasville branch has grown $10 million in loans and $6 million in deposits since it opened in June of 2001.

The Bank's Main Office in Carrollton, Carroll County, grew by $19 million or 18% in loans and $13 million or 8.9% in deposits in 2000. By contrast, the Main Office decreased by $2 million in loans and grew by $23 million or 14% in deposits in 2001. What impact the local economy will have on loan and deposit production and the collectability of loans is not readily apparent. Should interest rates remain low or decline further, the Bank's interest margin would be adversely affected.

**Competition**

The Bank and the Finance Company operate in a competitive environment, competing for deposits and/or loans with commercial banks, thrifts and other financial entities. Principal competitors include other community commercial banks (such as Community First Bank, CB&T of West Georgia, Regions Bank, Peoples Bank of West Georgia and Hometown Bank of Villa Rica) and larger institutions with branches in the Bank's market area (such as Bank of America, SunTrust Bank and SouthTrust Bank). Numerous mergers and consolidations involving banks in the Bank's market area have occurred recently, requiring the Bank to compete with banks with greater resources. Two recent mergers that have affected the Bank's market area are the Community First Bank merger with BB&T which closed in December, 2001 and the Peoples Bank of West Georgia merger with United Community Bank which closed in September, 2001. West Georgia National Bank is now the largest independent bank in Carroll County.

The primary factors in competing for deposits are interest rates, personalized services, the quality and range of financial services, convenience of office locations and office hours. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market funds and other investment alternatives. The primary factors in competing for loans are interest rates, loan origination fees, the quality and range of lending services and personalized services. Competition for loans comes primarily from other commercial banks, savings associations, mortgage banking firms, credit unions and other financial intermediaries. Many of the financial institutions operating in the Bank's market area offer services such as trust, investment and international banking, which the Bank does not offer, and have greater financial resources or have substantially higher lending limits than do the Bank or Finance Company.

To compete with other financial services providers, the Bank principally relies upon local promotional activities, personal relationships established by officers, directors and employees with its customers, and specialized services tailored to meet its customers' needs. Management believes that the Bank has an opportunity to establish business ties with customers who have been displaced by the consolidations and desire to forge banking relationships with locally owned and managed institutions.

The Bank offers many personalized services and attracts customers by being responsive and sensitive to the needs of the community. The Bank relies not only on the goodwill and referrals of satisfied customers, as well as traditional media advertising to attract new customers, but also on individuals who develop new relationships to build the customer base of the Bank. To enhance the Bank's image in the community, the Bank supports and participates in many events. Employees, officers and directors represent the Bank on many boards and local civic and charitable organizations.

## Market Information

Approximately 480 shareholders of record held the Common Stock as of February 5, 2002. Until January 17, 2002, the date the Common Stock commenced trading on the NASDAQ SmallCap Market System, the Common Stock was traded in the over-the-counter market and was quoted on the OTC Bulletin Board under trading symbol "WGNB". Set forth below are the high and low bid prices (which reflect prices between dealers and do not include retail markup, markdown or commission and may not represent actual transactions) for each full quarterly period during 2000 and 2001, as reported by the National Quotation Bureau and with a limited volume of trading.

| | Price Range Per Share | |
| --- | --- | --- |
| | **Low** | **High** |
| 2000: | | |
| First Quarter | $20.00 | $26.00 |
| Second Quarter | 22.50 | 26.00 |
| Third Quarter | 23.00 | 26.00 |
| Fourth Quarter | 17.63 | 24.50 |
| 2001: | | |
| First Quarter | $17.63 | $23.00 |
| Second Quarter | $16.00 | $28.00 |
| Third Quarter | $18.50 | $28.00 |
| Fourth Quarter | $16.00 | $26.00 |

## Dividends

During 2000, the Company declared and paid quarterly cash dividends amounting to $.48 per share. During 2001, the Company declared and paid quarterly cash dividends of $.55 per share. The declaration of future dividends is within the discretion of the Board of Directors and will depend, among other things, upon business conditions, earnings, the financial condition of the Bank and the Company, and regulatory requirements.

## *Company Overview, continued*

**Selected Financial Data**

The selected consolidated financial data of the Company for and as of the end of each of the periods indicated in the five-year period ended December 31, 2001 have been derived from the audited consolidated financial statements of the Company. The selected consolidated financial data should be read in conjunction with the consolidated financial statements of the Company, including the notes to those consolidated financial statements contained elsewhere in this report.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2001** | **2000** | **1999** | **1998** | **1997** |
| | (In thousands, except per share data) | | | | |
| **For the Year:** | | | | | |
| Total Interest Income | $26,548 | $24,049 | $19,883 | $18,922 | $16,680 |
| Total Interest Expense | 12,069 | 10,356 | 7,968 | 7,804 | 6,660 |
| Net Interest Income | 14,479 | 13,692 | 11,916 | 11,118 | 10,020 |
| Provision for Loan Losses | 910 | 509 | 303 | 495 | 477 |
| Net Interest Income After Provision for Loan Losses | 13,569 | 13,184 | 11,612 | 10,623 | 9,543 |
| Total Other Income | 4,550 | 2,991 | 1,931 | 1,808 | 1,526 |
| Total Other Expense | 10,859 | 9,283 | 7,993 | 7,198 | 6,571 |
| Earnings Before Income Taxes | 7,260 | 6,892 | 5,551 | 5,233 | 4,498 |
| Income Taxes | 2,471 | 2,487 | 1,995 | 1,835 | 1,271 |
| Net earnings | 4,789 | 4,404 | 3,556 | 3,398 | 3,227 |
| **Per Share Data:** | | | | | |
| Net earnings | 1.55 | 1.42 | 1.14 | 1.08 | 1.02 |
| Diluted net earnings | 1.52 | 1.41 | 1.13 | 1.07 | 1.01 |
| Cash dividends declared | .55 | .48 | .42 | .37 | .29 |
| Book value | 9.42 | 8.30 | 7.08 | 6.98 | 6.33 |
| Tangible book value | 9.42 | 8.30 | 7.08 | 6.98 | 6.33 |
| **At Year End:** | | | | | |
| Total loans | 253,805 | 228,467 | 184,795 | 161,916 | 149,488 |
| Earning assets | 331,690 | 272,512 | 233,950 | 208,044 | 185,698 |
| Assets | 350,222 | 289,112 | 254,035 | 224,185 | 198,358 |
| Total deposits | 280,531 | 233,811 | 214,805 | 192,922 | 174,548 |
| Stockholders' equity | 29,204 | 25,687 | 21,923 | 21,911 | 20,088 |
| Common shares outstanding | 3,100,355 | 3,095,455 | 3,105,394 | 3,138,030 | 3,170,948 |
| **Average Balances:** | | | | | |
| Loans | 248,863 | 210,127 | 172,628 | 158,809 | 141,734 |
| Earning assets | 310,027 | 259,736 | 223,091 | 201,851 | 177,926 |
| Assets | 326,653 | 276,719 | 240,154 | 216,812 | 191,114 |
| Deposits | 263,668 | 224,220 | 206,497 | 185,805 | 169,312 |
| Stockholders' equity | 27,986 | 23,700 | 21,850 | 21,138 | 18,991 |
| Weighted average shares outstanding | 3,098,067 | 3,098,419 | 3,113,014 | 3,154,660 | 3,171,402 |
| **Key Performance Ratios:** | | | | | |
| Return on average assets | 1.47% | 1.59% | 1.48% | 1.57% | 1.69% |
| Return on average equity | 17.11% | 18.58% | 16.27% | 16.08% | 16.99% |
| Net interest margin, taxable equivalent | 4.84% | 5.44% | 5.49% | 5.63% | 5.75% |
| Dividend payout ratio | 35.48% | 33.80% | 36.33% | 34.34% | 28.75% |
| Average equity to average assets | 8.57% | 8.56% | 9.10% | 9.75% | 9.94% |
| Average loans to average deposits | 94.39% | 93.71% | 83.60% | 85.47% | 83.71% |
| Overhead ratio | 57.07% | 55.64% | 57.72% | 55.69% | 56.91% |

## Supplementary Financial Data

Presented below is a summary of the unaudited consolidated quarterly financial data for the years ended December 31, 2001 and 2000.

**Quarterly Financial Information**

*(Unaudited – in thousands, except per share data)*

| | 2001 Quarters | | | | 2000 Quarters | | | |
|---|---|---|---|---|---|---|---|---|
| | First | Second | Third | Fourth | First | Second | Third | Fourth |
| Interest income | 6,545 | 6,832 | 6,707 | 6,464 | 5,462 | 5,752 | 6,286 | 6,549 |
| Net interest income | 3,549 | 3,720 | 3,563 | 3,647 | 2,263 | 3,316 | 3,530 | 4,583 |
| Provision for loan losses | 227 | 228 | 228 | 228 | 50 | 50 | 150 | 259 |
| Income before income taxes | 1,824 | 1,927 | 1,743 | 1,766 | 1,538 | 1,694 | 1,871 | 1,789 |
| Net income | 1,189 | 1,254 | 1,151 | 1,195 | 997 | 1,103 | 1,171 | 1,133 |
| Earnings per share – basic | 0.38 | 0.41 | 0.37 | 0.39 | 0.32 | 0.36 | 0.38 | 0.36 |
| Earnings per share – diluted | 0.38 | 0.40 | 0.36 | 0.38 | 0.32 | 0.35 | 0.38 | 0.36 |
| Weighted average common shares outstanding – basic | 3,095,729 | 3,098,114 | 3,098,563 | 3,099,646 | 3,104,726 | 3,099,653 | 3,094,775 | 3,095,375 |
| Weighted average common shares outstanding –diluted | 3,128,682 | 3,131,067 | 3,313,516 | 3,145,632 | 3,136,821 | 3,131,748 | 3,126,870 | 3,127,470 |

## Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

The Company did not change accountants in 2000 or 2001 and continues to engage the independent accounting firm of Porter Keadle Moore, LLP. During the Company's two most recent fiscal years, there has been no disagreement with its accountants on any matter of accounting principles or practices or financial statement disclosure.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

The purpose of the following discussion is to address information relating to the financial condition and results of operations of the Company that may not be readily apparent from a review of the consolidated financial statements and notes thereto, which are contained elsewhere in this Report. This discussion should be read in conjunction with information provided in the Company's consolidated financial statements and accompanying footnotes.

## EARNINGS OVERVIEW

*For the Years Ended December 31, 2001, 2000 and 1999*

The Company reported earnings of $4.8 million in 2001, $4.4 million in 2000 and $3.6 million in 1999, representing an increase of 8.7% between fiscal years 2000 and 2001 and an increase of 23.8% between fiscal years 1999 and 2000. The increases over the three fiscal years are primarily attributable to the Bank's continued loan growth, higher non-interest income and only minimal increases in non-interest expense. Net earnings per share on a fully diluted basis was $1.52 for 2001, $1.41 for 2000 and $1.13 for 1999, representing an increase of 7.8% between fiscal years 2000 and 2001 and 24.8% between fiscal years 1999 and 2000. Return on average assets and return on average shareholders' equity for 2001 was 1.47% and 17.11%, respectively, compared with 1.59% and 18.58%, respectively, for 2000, and 1.48% and 16.27%, respectively, for 1999.

## Net Interest Income

The Company's operational results primarily depend on the earnings of the Bank. The Bank's earnings depend, to a large degree, on net interest income. Net interest income is defined as the difference between the interest income received from its investments (such as loans, investment securities, federal funds sold, etc.) and the interest expense on deposits and other borrowings. The following discussion and analysis of net interest margin assumes and is stated on a tax equivalent basis. That is, non-taxable interest is restated at its taxable equivalent rate.

The banking industry uses two key ratios to measure the relative profitability of net interest income. The net interest rate spread measures the difference between the average yield on interest earning assets and the average rate paid on interest bearing liabilities. The interest rate spread eliminates the impact of non-interest bearing deposits and gives a direct perspective on the effect of market interest rate movements. The other commonly used measure is net interest margin. The net interest margin is defined as net interest income as a percent of average total interest earning assets and takes into account the positive impact of investing non-interest-bearing deposits.

Net interest income increased by $787 (or 5.7%) in 2001 from 2000, and by $1.8 million (or 14.9%) in 2000 from 1999. Net interest income at December 31, 2001, was $14.5 million compared to $13.7 million in 2000 and $11.9 million in 1999. The net interest margin on interest earning assets was 4.84% in 2001, 5.44% in 2000 and 5.49% in 1999. The decrease in the margin between 2000 and 2001 is primarily due to the rapid decline in the prime and discount rates during 2001 as assets repriced more quickly than funding sources. Those benchmark rates declined 475 basis points in ten months.

The Bank's balance sheet has traditionally been slightly liability sensitive. That is, its liabilities reprice faster than its assets, because of its high percentage of transaction accounts. Therefore, in a rising rate environment the Bank's interest margin tends to narrow whereas in a falling rate environment the Bank's interest margin tends to widen. However, when rates fall that far, that fast, the Bank's cost of funds hit a floor. For instance, if the Bank was paying 2.5% on a NOW checking account, 3.0% on a savings account and 3.5% on a money market account and rates decrease 475 basis points, the NOW, savings and money market rate can only fall a fraction of that amount. Additionally, a large percentage of time deposits are unable to decline quickly because the greatest share mature in one year or longer.

The net result is that the Bank's interest margin gets squeezed since the yield on earning assets has further to fall than the cost of funds. The Bank's Management, through its asset liability management process, attempts to manage its interest sensitivity position. However, no balance sheet management technique can completely shield the Bank's margin from a precipitous interest rate move.

The cost of interest-bearing liabilities was 4.59% for 2001, 4.80% for 2000 and 4.29% for 1999, representing a decrease of 21 basis points between fiscal 2000 and 2001, and an increase of 51 basis points between fiscal 1999 and 2000. If one considers the yield on interest-bearing assets of 8.74% for 2001, 9.42% for 2000 and 9.07% for 1999, the impact of decreasing rates on asset yields has been more pronounced than costs. Yields between 2000 and 2001 have decreased 68 basis points as opposed to an increase of 35 basis points between 1999 and 2000. Comparing net interest margins of 4.84% for 2001, 5.44% for 2000 and 5.49%, one can clearly identify the impact on net interest margin as rates declined 475 basis points over the last ten months of 2001.

The following table shows, for the past three years, the relationship between interest income and interest expense and the average daily balances of interest-earning assets and interest-bearing liabilities:

## Table 1
### Average Consolidated Balance Sheets and Net Interest Analysis

For the Years Ended December 31, *(in thousands)*

| | 2001 | | | 2000 | | | 1999 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Average Balance | Interest | Yield/ Rate | Average Balance | Interest | Yield/ Rate | Average Balance | Interest | Yield/ Rate |
| Assets: | | | | | | | | | |
| Interest earnings assets: | | | | | | | | | |
| Investments: | | | | | | | | | |
| Federal funds sold | $ 13,349 | 490 | 3.67% | $ 4,669 | 353 | 7.56% | $ 6,087 | 316 | 5.19% |
| Taxable | 30,326 | 1,923 | 6.34% | 31,323 | 2,006 | 6.41% | 33,116 | 1,956 | 5.91% |
| Tax exempt | 17,489 | 1,389 | 7.94% | 13,617 | 1,057 | 7.77% | 11,261 | 853 | 7.57% |
| Total Investments | 61,164 | 3,802 | 6.22% | 49,609 | 3,416 | 6.89% | 50,464 | 3,125 | 6.19% |
| Loans (including loan fees): | | | | | | | | | |
| Taxable | 247,155 | 23,096 | 9.34% | 208,380 | 20,867 | 10.01% | 171,185 | 16,951 | 9.90% |
| Tax Exempt | 1,708 | 185 | 10.83% | 1,747 | 190 | 10.89% | 1,443 | 148 | 10.26% |
| Total Loans | 248,863 | 23,281 | 9.35% | 210,127 | 21,057 | 10.02% | 172,628 | 17,099 | 9.91% |
| Total interest earning assets | 310,027 | 27,083 | 8.74% | 259,736 | 24,473 | 9.42% | 223,092 | 20,224 | 9.07% |
| Other non-interest earnings assets | 16,626 | | | 16,983 | | | 17,062 | | |
| Total assets | $ 326,653 | | | $ 276,719 | | | $ 240,154 | | |
| Liabilities and shareholders' equity: | | | | | | | | | |
| Interest-bearing liabilities: | | | | | | | | | |
| Deposits: | | | | | | | | | |
| Demand | $ 94,952 | 2,399 | 2.53% | $ 79,323 | 2,513 | 3.17% | $ 72,318 | 2,068 | 2.86% |
| Savings | 11,955 | 228 | 1.90% | 11,924 | 238 | 2.00% | 11,913 | 236 | 1.98% |
| Time | 123,513 | 7,489 | 6.06% | 101,559 | 6,200 | 6.11% | 93,068 | 5,230 | 5.62% |
| FHLB advances & other borrowings | 32,288 | 1,953 | 6.05% | 22,772 | 1,404 | 6.17% | 8,323 | 434 | 5.21% |
| Total interest-bearing liabilities | 262,708 | 12,069 | 4.59% | 215,578 | 10,355 | 4.80% | 185,622 | 7,968 | 4.29% |
| Non-interest bearing deposits | 33,248 | | | 31,415 | | | 29,199 | | |
| Other liabilities | 2,711 | | | 6,026 | | | 3,483 | | |
| Shareholders' equity | 27,986 | | | 23,700 | | | 21,850 | | |
| Total liabilities and Shareholders' equity | $ 326,653 | | | $ 276,719 | | | $ 240,154 | | |
| Excess of interest-earning assets over interest-bearing liabilities | $ 47,319 | | | $ 44,158 | | | $ 37,470 | | |
| Ratio of interest-earning assets to Interest-bearing liabilities | 118.01% | | | 120.48% | | | 120.19% | | |
| Net interest income tax equivalent | | 15,014 | | | 14,118 | | | 12,256 | |
| Net interest spread | | | 4.15% | | | 4.62% | | | 4.78% |
| Net interest yield on interest earning assets | | | 4.84% | | | 5.44% | | | 5.49% |
| Taxable Adjustments: | | | | | | | | | |
| Investments | | (472) | | | (360) | | | (290) | |
| Loans | | (63) | | | (66) | | | (50) | |
| Net interest income | | $ 14,479 | | | $ 13,692 | | | $ 11,916 | |

Non-accrual loans and the interest income that was recorded on these loans, are included in the yield calculation for loans in all periods reported. Tax-exempt interest income is calculated on a tax equivalent basis.

The following table shows the relative impact on net interest income of changes in the annual average daily outstanding balances (volume) of interest-earning assets and interest-bearing liabilities and the rates earned (rate) by the Company on such assets and liabilities. Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amounts of the change in each category.

**Table 2**

**Changes in Interest Income and Expense on a Tax Equivalent Basis**

| | *(in thousands)* Increase (decrease) due to changes in: 2001 over 2000 | | | 2000 over 1999 | | |
|---|---|---|---|---|---|---|
| | Volume | Rate | Total | Volume | Rate | Total |
| Interest income on: | | | | | | |
| Federal funds sold | $ 318 | (181) | 137 | $ (107) | 144 | 37 |
| Taxable investments | (63) | (20) | (83) | (115) | 166 | 51 |
| Non-taxable investments | 308 | 24 | 332 | 183 | 22 | 205 |
| Taxable loans | 3,623 | (1,394) | 2,229 | 3,725 | 191 | 3,916 |
| Non-taxable loans | (4) | (1) | (5) | 33 | 9 | 42 |
| Total Interest Income | 4,182 | (1,572) | 2,610 | 3,719 | 532 | 4,251 |
| Interest expense on: | | | | | | |
| Deposits: | | | | | | |
| Demand | 395 | (509) | (114) | 222 | 223 | 445 |
| Savings | 1 | (11) | (10) | 0 | 2 | 2 |
| Time | 1,331 | (42) | 1,289 | 518 | 452 | 971 |
| FHLB advances & other borrowings | 575 | (26) | 549 | 892 | 80 | 971 |
| Total Interest Expense | 2,302 | (588) | 1,714 | 1,632 | 757 | 2,389 |
| Increase (decrease) in net interest income | $ 1,880 | (984) | 896 | $ 2,087 | (225) | 1,862 |

## Other Income and Expense

Other income in 2001 was $4.6 million, compared to $3.0 million in 2000 and $1.9 million in 1999. This represents an increase of $1.6 million or 52.2% from fiscal 2000 to fiscal 2001 and an increase of $1.1 million or 54.9% from fiscal 1999 to fiscal 2000. The continuing increases in all comparative years are primarily due to an increase in the volume of service charges on deposit accounts and more specifically attributable to insufficient funds charges on deposit accounts. Additionally, the increase from 2000 to 2001 was attributable to an increase in mortgage origination fees due resulting from low mortgage rates in 2001.

Other expenses increased by $1.6 million or 17.0% in 2001 over 2000 principally due to employee costs increasing $1.09 million or 20.0%. This increase is attributable to the following factors: (i) increased number of employees due to additional branches; (ii) increased commissions to mortgage loan originators due to the increase of refinance activity; (iii) increased costs of health insurance; and (iv) annual raises and increased profit sharing bonuses. While the Company only had five more full time equivalent employees at the end of 2001 than it did at the end of 2000, they were employed the entire year. The Bank opened and staffed the Douglasville office, which accounted for nearly all the new hires in 2001.

Expenses related to occupancy and other operating expenses increased $492 thousand or 12.7% from 2000 to 2001. This increase was due to increased occupancy and operating costs associated with the Mirror Lake and Douglasville offices and to increased costs associated with the insufficient funds program.

Other expenses increased by $1.3 million or 16.1% in 2000 over 1999 principally due to the increase in employee costs of approximately $870 thousand related to an increase in both the number and pay rate of employees. The Company added personnel when it opened the Mirror Lake office, expanding its lending, finance and collection departments. Other operating expense also increased in fiscal 2000 over

1999 by $358 thousand. This increase was the result of increased professional fees and other expense attributable to becoming an Exchange Act filer during 2000 and expenses related to the Company's insufficient funds program.

Income taxes, expressed as a percentage of earnings before income taxes, declined to 34% in 2001, from 36% in 2000 and 36% in 1999. The decline in marginal rate is primarily attributable to tax credits purchased by the bank in 2001.

## BALANCE SHEET OVERVIEW

*For the Years Ended December 31, 2001 and 2000*

### General

During 2001, average total assets increased $49.9 million (18.0%), average deposits increased $39.4 million (17.6%) and average loans increased $38.7 million (18.4%) from those recorded in 2000. During 2000, average total assets increased $36.6 million (15.2%), average deposits increased $17.7 million (8.8%) and average loans increased $37.5 million (21.7%) from those recorded in 1999. The growth figures discussed above are attributable to the expansion of metro Atlanta westward towards the Company's market area over the past several years and the resulting development of the Bank's market area including Carroll, Douglas and Paulding Counties, Georgia.

Total assets at December 31, 2001, were $350 million, representing a $61 million (21.1%) increase from December 31, 2000. Total deposits increased $46.7 million (20.0%) from 2000 to 2001 while total loans increased $25.3 million (11.1%) during 2001. A little less than half of the increase in deposits came as a result of an increase of $21.0 million (23.8%) in interest-bearing demand accounts from 2000 to 2001 while time deposits accounts increased $22.9 million (21.4%) in 2001. As the local and regional economy softened, loan demand fell off in the last half of 2001. By June 30, 2001, the bank had grown $28.3 million in loans however the actual growth for the year was $25.3 million. Deposit growth, on the other hand, remained strong throughout 2001 as customers sought to move funds from the stock market back to the Bank as a flight to safety. Approximately fifty percent of the loan growth experienced by the Company was funded with FHLB advances. The remainder was funded principally with increases in deposit accounts.

Total assets at December 31, 2000, were $289 million, representing a $35.1 million (13.8%) increase from December 31, 1999. Total deposits increased $19.0 million (8.8%) from 1999 to 2000 while total loans increased $43.6 million (23.6%) during 2000. Approximately one half of the increase in deposits came as a result of an increase of $9.9 million in interest-bearing demand accounts from 1999 to 2000 while time deposits accounts increased $8.7 million in 2000. As the local economy remained strong, loan demand remained good in 2000. Consequently, the Bank showed increases in each loan classification at year-end with particular increases in residential construction and commercial real estate loans. The loan growth experienced by the Company was funded principally with increases in deposit accounts, use of existing funds and advances from the Federal Home Loan Bank which increased by $10 million.

### Investments

The Company's available-for-sale investment portfolio of $54.9 million at its carrying value as of December 31, 2001 consisted primarily of debt securities, which provide the Company with a source of liquidity and a relatively stable source of income. This represented an increase of $15.0 million (37.4%) over the $40 million held at December 31, 2000. The Company believes the investment portfolio provides a balance to interest rate and credit risk in other categories of the balance sheet while providing a vehicle for the investment of available funds and supplying securities to pledge as required collateral for certain public deposits. Investment securities available-for-sale are stated at fair value. These securities may be sold, retained until maturity, or pledged as collateral for liquidity and borrowing in response to changing interest rates, changes in prepayment risk and other factors as part of the Company's overall asset liability management strategy.

Investment securities held-to-maturity are stated at amortized cost and totaled $2.0 million at December 31, 2001, an increase of $1.0 million when compared to the prior year. The Company has the intent and ability to hold these securities until maturity, and they are also available to be pledged as collateral for liquidity and borrowing needs if and when such needs may occur.

The following table shows the carrying value of the Company's securities, by security type, as of December 31, 2001 and 2000:

## Table 3
**Investment Portfolio**

| | (in thousands) 2001 | 2000 |
|---|---|---|
| Available for Sale | | |
| United States treasuries and agencies | $ 3,899 | $ 12,605 |
| State, county and municipal | 23,476 | 13,740 |
| Mortgage-backed securities | 26,508 | 13,614 |
| Corporate bonds | 1,051 | - |
| Total available for sale | $ 54,934 | $ 39,959 |
| Held to Maturity | | |
| Trust Preferred Securities | $ 2,000 | $ 1,000 |
| Total held to maturity | $ 2,000 | $ 1,000 |

The following table presents the expected maturity of the amortized cost of securities by maturity date and average yields based on amortized cost (for all obligations on a fully taxable basis, assuming a 34% marginal tax rate) at December 31, 2001. The composition and maturity/re-pricing distribution of the securities portfolio is subject to change depending on rate sensitivity, capital and liquidity needs.

## Table 4
**Expected Maturity of Securities**

*(in thousands)*

| Maturities at December 31, 2001 | United States Treasuries & Agencies | Wtd. Avg. Yld. | State County and Municipal | Wtd. Avg. Yld. | Mortgage-Backed Securities | Wtd. Avg. Yld. | Corp-orate Bonds | Wtd. Avg. Yld. | Trust Pfd. | Wtd. Avg. Yld. |
|---|---|---|---|---|---|---|---|---|---|---|
| Within 1 year | $ 22 | 7.05% | $ - | - | $ 264 | 6.02% | $ - | - | $ - | - |
| After 1 thru 5 yrs | 1,605 | 4.76% | 1,360 | 8.17% | 1,151 | 6.65% | 542 | 4.81% | - | - |
| After 5 thru 10 yrs | 2,023 | 3.01% | 2,914 | 6.61% | 3,578 | 5.26% | 516 | 7.00% | - | - |
| After 10 yrs | 204 | 5.91% | 18,785 | 7.73% | 21,367 | 5.95% | - | - | 2,000 | 9.75% |
| Totals | $ 3,854 | 3.92% | $ 23,059 | 7.61% | $ 26,360 | 5.89% | $ 1,058 | 5.88% | $ 2,000 | 9.75% |

Mortgage backed securities are included in the maturities categories in which they are anticipated to be repaid based on scheduled maturities. The actual cash flow of mortgage backed securities differs with this assumption. Additionally, some agency securities in the portfolio have call features. The above analysis assumes that callable agencies will mature on their final maturity date. The actual cash flow of agency securities may differ from this assumption. Yields on tax-exempt securities are calculated on a tax equivalent basis.

## Loans

Loan concentrations are defined as aggregate credits extended to a number of borrowers engaged in similar activities or resident in the same geographic region, which would cause them to be similarly affected by economic or other conditions. The Bank, on a routine basis, evaluates these concentrations for purposes of policing its concentrations and making necessary adjustments in its lending practices to reflect current economic conditions, loan to deposit ratios, and industry trends.

The primary types of loans in the Bank's portfolio are residential mortgages and home equity loans, commercial real estate loans, commercial loans, and consumer installment loans. Generally, the Bank underwrites loans based upon the borrower's debt service capacity or cash flow, a consideration of past performance on loans from other creditors as well as an evaluation of the collateral securing the loan. With some exceptions, the Bank's general policy is to require conservative underwriting policies, primarily in the analysis of borrowers' debt service coverage capabilities for commercial and commercial real estate loans, while emphasizing lower gross debt ratios for consumer loans and lower loan-to-value ratios for all types of real estate loans. Given the localized nature of the Bank's lending activities, the primary risk factor affecting the portfolio as a whole is the health of the local economy in the west Georgia area and its effects on the value of local real estate and the incomes of local professionals and business firms.

Loans to directors, executive officers and principal stockholders of the Company and to directors and officers of the Bank are subject to limitations of the Federal Reserve, the principal effect of which is to require that extensions of credit by the Bank to executive officers, directors, and ten percent shareholders satisfy certain standards. The Bank routinely makes loans in the ordinary course of business to certain directors and executive officers of the Company and the Bank, their associates, and members of their immediate families. In accordance with Federal Reserve guidelines, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with others and do not involve more than normal risk of collectibility or present other unfavorable features. As of December 31, 2001, loans and commitments outstanding to directors and executive officers of the Company and the Bank, their associates and members of their immediate families totaled $5.4 million (net of participations sold to other banks on a non-recourse basis), which represented approximately 2.1% of total loans as of that date. As of December 31, 2001, none of these loans outstanding from the Bank to related parties were on non-accrual, past due, restructured or considered by management to be a potential problem loan.

The following table presents loans by type on the dates indicated:

### Table 5
**Loan Portfolio**

*(in thousands)*
December 31,

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Commercial, financial & agricultural | $ 26,162 | $ 26,547 | $ 24,144 |
| Real estate – construction | 60,785 | 46,052 | 34,769 |
| Real estate – mortgage | 147,705 | 135,750 | 108,137 |
| Consumer loans | 19,153 | 20,118 | 17,745 |
| | 253,805 | 228,467 | 184,795 |
| Less: Unearned interest and fees | (525) | (561) | (467) |
| Allowance for loan losses | (3,720) | (2,920) | (2,281) |
| Loans, net | $ 249,560 | $ 224,986 | $ 182,047 |

The following table sets forth the maturity distribution (based upon contractual dates) and interest rate sensitivity of commercial, financial and agricultural loans, real estate construction and mortgage loans and consumer loans as of December 31, 2001:

**Table 6**
**Loan Portfolio Maturity**

*(in thousands)*

| | One Year or Less | Wtd. Avg. Yld. | Over One to Five Years | Wtd. Avg. Yld. | Over Five Years | Wtd. Avg. Yld. | Total | Wtd. Avg. Yld. |
|---|---|---|---|---|---|---|---|---|
| Commercial, financial & agricultural | $ 10,109 | 7.56% | 13,782 | 7.24% | 2,271 | 4.99% | 26,162 | 7.16% |
| Real estate – construction | 47,495 | 7.01% | 8,076 | 6.51% | 5,214 | 7.99% | 60,785 | 7.03% |
| Real estate – mortgage | 45,336 | 7.77% | 65,571 | 7.81% | 36,798 | 7.55% | 147,705 | 7.74% |
| Consumer | 11,149 | 9.16% | 7,948 | 9.54% | 56 | 7.73% | 19,153 | 9.31% |
| Total | $ 114,089 | 7.57% | 95,377 | 7.78% | 44,339 | 7.47% | 253,805 | 7.63% |

**Variable/Fixed Rate Mix**

*(in thousands)*

| | Variable Interest Rates | Wtd. Avg. Yld. | Fixed Interest Rates | Wtd. Avg. Yld. |
|---|---|---|---|---|
| Commercial, financial and agricultural | $ 10,259 | 5.25% | $ 15,903 | 8.39% |
| Real estate – construction | 14,492 | 5.98% | 46,293 | 7.36% |
| Real estate – mortgage | 61,160 | 6.91% | 86,545 | 8.33% |
| Consumer | 797 | 7.85% | 18,356 | 9.38% |
| Total | $ 86,708 | 6.57% | $ 167,097 | 8.18% |

## Provision and Allowance for Possible Loan and Lease Losses

The provision for loan losses for the Company in 2001 was $911 thousand compared to $509 thousand in 2000 and $303 thousand in 1999. The increase in the provision for loan losses was primarily attributable to the growth in the portfolio as well as the Company's uncertainty of the effect of a slowing economy on its borrowers' ability to repay. The Company's methodology for measuring the adequacy of the allowance for loan loss indicates sufficient reserve for expected losses in the portfolio. The provision for loan losses continues to reflect management's estimate of potential loan losses inherent in the portfolio and the creation of an allowance for loan losses adequate to absorb such losses. The allowance for loan losses represented 1.47%, 1.28% and 1.23% of total loans outstanding at December 31, 2001, 2000 and 1999, respectively. Total charge-offs were $200 thousand, $77 thousand and $130 thousand compared to recoveries of $89 thousand, $207 thousand and $89 thousand during 2001, 2000 and 1999, respectively.

The Company has an independent loan review function. All loans are placed in loan grade categories, which are consistent with those used by the Bank's regulators. All loans are constantly monitored by the loan officer and the loan review function for consistency and accuracy. Through this grading process, the Bank assures the timely recognition of credit risks. In general, as credit risk increases, the level of the allowance for loan and lease loss will also increase.

A formal allowance for loss adequacy test is performed at each month end. Specific amounts of loss are estimated on problem loans and historical loss percentages are applied to the balance of the portfolio using certain portfolio stratifications. Additionally, the evaluation takes into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions, regulatory examination results, and the existence of loan concentrations.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectability of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality, and review of specific problem loans. In determining the adequacy of the allowance for loan losses, management uses a loan grading system that rates loans in eight different categories. Grades five though six, which represent criticized or classified loans, are assigned allocations of loss based on management's estimate of potential loss that is generally based on historical losses and/or collateral deficiencies. Loans graded one through four are stratified by type and allocated loss ranges based on historical loss experience for the strata. The combination of these results are compared monthly to the recorded allowance for loan losses and material differences are adjusted by increasing or decreasing the provision for loan losses. Management uses an internal loan reviewer who is independent of the lending function to challenge and corroborate the loan grading system and provide additional analysis in determining the adequacy of the allowance for loan losses and the future provisions for estimated loan losses.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, regulators, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such regulators may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination. Management of the Company realizes the importance of maintaining an adequate allowance for loan losses. Through a professional loan review function and effective loan officer identification program, management is recognizing weaknesses in the loan portfolio in a timely manner. Early identification of deteriorating credit attributes allows management to take a proactive role in documenting an established plan to enhance the Company's position and minimize the potential for loss.

Through the problem loan identification program outlined above, management is able to identify those loans that exhibit weakness and classify them on a classified and criticized loan list. The Company's migration analysis assigns historical loss amounts to pools of loans according to classifications of risk ratings to calculate a general allowance to the overall portfolio. In cases where significant weaknesses exist in a specific loan, a specific reserve is assigned to such loans in addition to the general allowance. The Company also evaluates the risks associated with concentrations in credit. If it is necessary to assign an allowance related to concentrations of credit, the Company adds a specific reserve related to such risks.

The following table presents a summary of changes in the allowance for loan losses for the years indicated:

**Table 7**
**Allowance for Loan Losses**

| | | (in thousands) December 31, | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Balance at beginning of year | $ 2,920 | $ 2,281 | $ 2,019 |
| Charge-offs: | | | |
| Commercial, financial and agricultural | 118 | 12 | 32 |
| Real estate – construction | - | - | - |
| Real estate – mortgage | 3 | 3 | 18 |
| Consumer loans | 79 | 62 | 80 |
| Total charge-offs | 200 | 77 | 130 |
| Recoveries: | | | |
| Commercial, financial and agricultural | 30 | 56 | 14 |
| Real estate – construction | - | - | - |
| Real estate – mortgage | 13 | 56 | 6 |
| Consumer loans | 46 | 96 | 69 |
| Total recoveries | 89 | 208 | 89 |
| Net recoveries (charge-offs) | (111) | 131 | (41) |
| Provision for loan losses | 911 | 508 | 303 |
| Balance at end of year | $ 3,720 | $ 2,920 | $ 2,281 |
| Ratio of net charge-offs (recoveries) during the period to average loans outstanding | .04% | (.06)% | .02% |
| Ratio of allowance to average total loans | 1.49% | 1.39% | 1.32% |

**Non-Performing Assets and Past Due Loans**

Non-performing assets at December 31, 2001, were $3.9 million or 1.55% of total loans and other real estate owned compared to $1.4 million or .62% of total loans and other real estate owned at December 31, 2000 and $418 thousand or .23% of total loans and other real estate owned at December 31, 1999. While levels of non-performing loans remain relatively low, the percentage of non-performing assets to total loans has increased. The increase of non-performing loans from 2000 to 2001 was attributable to the increase in loan portfolio size, foreclosure on construction related loans and an increase of non-accrual loans.

The following table summarizes past due and non-accrual loans, other real estate and repossessions, and income that would have been reported on non-accrual loans as of December 31, 2001, 2000 and 1999.

## Table 8
**Non-Performing Assets**

| | (in thousands) December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Other real estate and repossessions | $ 357 | $ 702 | $ - |
| Non-accrual loans | 1,620 | 504 | 370 |
| Loans 90 days past due still accruing | 1,885 | 205 | 48 |
| Total | $ 3,862 | $ 1,411 | $ 418 |
| Non-performing assets as % of total loans | 1.55% | .63% | .23% |

While there may be additional loans in the portfolio that may become classified as conditions indicate, management is not aware of any potential problem loans that are not disclosed in the table above. As a result of management's ongoing review of the loan portfolio, loans are classified as non-accrual generally when they are past due in principal or interest payments for more than 90 days or it is otherwise not reasonable to expect collection of principal and interest under the original terms. Exceptions are allowed for 90 day past due loans when such loans are well secured and in process of collection. Generally, payments received on non-accrual loans are applied directly to principal. The Company has adopted the principals of Statement of Financial Accounting Standards (SFAS) 114 and 118 relating to accounting for impaired loans.

The Bank's loan review function continually monitors selected accruing loans for which general economic conditions or changes within a particular industry that could cause the borrowers financial difficulties. The loan review function also identifies loans with high degrees of credit or other risks. The focus of loan review and management is to maintain a low level of non-performing assets and return current non-performing assets to earning status. Management is unaware of any known trends, events or uncertainties that will have or that are reasonably likely to have a material effect on the Company's liquidity, capital resources or operations.

## Deposits

Time deposits of $100 thousand and greater totaled $41.5 million at December 31, 2001, compared with $31.2 million at year-end 2000 and $31.2 million at year-end 1999. The following table sets forth the scheduled maturities of time deposits of $100 thousand and greater at December 31, 2001.

## Table 9
**Deposits**

| (in thousands) | | |
|---|---|---|
| Within 3 months | $ | 10,846 |
| After 3 through 6 months | | 10,745 |
| After 6 through 12 months | | 11,892 |
| After 12 months | | 8,011 |
| Total | $ | 41,494 |

## Liquidity

The Bank must maintain, on a daily basis, sufficient funds to cover the withdrawals from depositors' accounts and to supply new borrowers with funds. To meet these obligations, the Bank keeps cash on hand, maintains account balances with its correspondent banks, and purchases and sells federal funds and other short-term investments. Asset and liability maturities are monitored in an attempt to match these to meet liquidity needs. It is the policy of the Bank to monitor its liquidity to meet regulatory requirements and their local funding requirements. Management believes that the Bank's current level of liquidity is adequate to meet its needs.

The Bank maintains relationships with correspondent banks including the Federal Home Loan Bank (the "FHLB") that can provide funds to it on short notice, if needed. At December 31, 2001, the Bank has arrangements with a correspondent and commercial banks for short term unsecured advances up to $11.0 million. As of December 31, 2001 the Bank had not drawn on the available facilities. In addition, the Bank has a line of credit with the FHLB in the amount of $43.1 million of which the Bank had drawn $35 million at December 31, 2001. The Company has a line of credit arrangement with a financial institution in the amount of $1.75 million, of which $1.3 million was outstanding at December 31, 2001 which was used by the Company to lend to the Finance Company to fund its loan volume. The lines of credit have varying terms and maturities that are further discussed in the notes to the financial statements.

The Company's cash flows are composed of three classifications: cash flows from operating activities, cash flows from investing activities, and cash flows from financing activities. Cash and cash equivalents increased $19.1 million for a total $31.0 million at December 31, 2001 compared with $11.9 million at December 31, 2000. The increase was primarily attributable to net cash provided by financing activities of $54.4 million made up of $46.7 million of increased deposits and $10.0 million of borrowing proceeds. Cash inflows from operations totaled $6.4 million in 2001, while outflows from investing activities totaled $41.8 million, most of which was net loan increases during 2001 of $25.5 million and net cash flows invested in securities of $14.4 million.

Cash inflows from operations totaled $4.9 million in 2000, while inflows from financing activities totaled $28.9 million, most of which was net deposit increases during 2000 of $19.0 million and FHLB advances of $15 million. Included in financing activities were line of credit repayments of $5.3 million and $1.4 million of dividends paid to shareholders.

Investing activities used $41.9 million of cash and cash equivalents, principally composed of net advances of loans to customers of $44.2 million during 2000. The Bank purchased property and equipment for operations and future expansion amounting to $788 thousand.

## Capital Resources

Total shareholders' equity as of December 31, 2001 was $29.2 million, an increase of $3.5 million in 2001 This compared to shareholders' equity of $25.7 million and $22.0 million as of December 31, 2000 and 1999, an increase of $3.7 million.

The OCC has established certain minimum risk-based capital standards that apply to national banks, and the Company is subject to certain capital requirements imposed by the Federal Reserve. At December 31,

2001, the Bank exceeded all applicable regulatory capital requirements for classification as a "well capitalized" bank, and the Company satisfied all applicable regulatory requirements imposed on it by the Federal Reserve. The following tables present the Company's regulatory capital position at December 31, 2001:

## Table 10
### Capital Ratios

| | Actual as of December 31, 2001 |
|---|---|
| Tier 1 Capital (to risk weighted assets) | 11% |
| Tier 1 Capital minimum requirement | 4% |
| Excess | 7% |
| Total Capital (to risk weighted assets) | 12% |
| Total Capital minimum requirement | 8% |
| Excess | 4% |

### Leverage Ratio

| | As of December 31, 2001 |
|---|---|
| Tier 1 Capital to average assets ("Leverage Ratio") | 8% |
| Minimum leverage requirement | 4% |
| Excess | 4% |

For a more complete discussion of the actual and required ratios of the Company and its subsidiaries, see Note 9 to the consolidated financial statements. Average equity to average assets was 8.57% in 2001 and 8.56% in 2000. The ratio of dividends declared to net earnings was 35.5 % during 2001, compared with 33.8% in 2000.

## Asset/Liability Management

It is the Company's objective to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing and capital policies. Certain officers are charged with the responsibility for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix. It is the overall philosophy of management to support asset growth primarily through growth of deposits and borrowing strategies, which minimize the Company's exposure to interest rate risk. The objective of the policy is to control interest sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings.

The asset/liability mix is monitored on a regular basis. A report reflecting the interest sensitive assets and interest sensitive liabilities is prepared and presented to management and the asset/liability management committee on at least a quarterly basis. One method to measure a bank's interest rate exposure is through its repricing gap. The gap is calculated by taking all assets that reprice or mature within a given timeframe and subtracting all liabilities that reprice or mature within that timeframe. The difference between these two amounts is called the "gap", the amount of either liabilities or assets that will reprice without a corresponding asset or liability repricing. A negative gap (more liabilities repricing than assets) generally indicates that the bank's net interest income will decrease if interest rates rise and will increase if interest rates fall. A positive gap generally indicates that the bank's net interest income will decrease if rates fall and will increase if rates rise.

The Company has adopted the objective of achieving and maintaining a one-year cumulative gap, as a percent of total assets, of between plus 20% and minus 20%. On a consolidated basis, the Company's one-year cumulative gap was a negative 11.92% of total assets at December 31, 2001. This position indicated that the Company was exposed to the potential for decreased earnings if interest rates were to continue to decline in the next twelve months.

Due to inherent limitations in traditional gap analysis, the Company also employs more sophisticated modeling techniques to monitor potential changes in net interest income, net income and the market value of portfolio equity under various interest rate scenarios. Market risk is the risk of loss from adverse changes in market prices and rates, arising primarily from interest rate risk in the Company's loan and investment portfolios, which can significantly impact the Company's profitability. Net interest income can be adversely impacted where assets and liabilities do not react the same to changes in interest rates. At year-end 2001, the estimated impact of an immediate increase in interest rates of 200 basis points would have resulted in a decrease in net interest income over a 12-month period of 2.2%, with a comparable decrease in interest rates resulting in an increase in net interest income of 2.1%. Management finds the above methodologies meaningful for evaluating market risk sensitivity; however, other factors can affect net interest income, such as levels of non-earning assets and changes in portfolio composition.

The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2001 that are expected to mature, prepay or reprice in each of the future time periods shown. Except as stated below, the amount of assets or liabilities that mature or reprice during a particular period was determined in accordance with the contractual terms of the asset or liability. Adjustable rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate loans and mortgage-backed securities are included in the periods in which they are anticipated to be repaid based on scheduled maturities, although the cash flows received often differ from scheduled maturities. The Company's savings accounts and interest-bearing demand accounts (NOW and money market deposit accounts), which are generally subject to immediate withdrawal, are included in the "One Year or Less" category, although historical experience has proven these deposits to be less interest rate sensitive over the course of a year.

## Table 11
**Interest Rate Gap Sensitivity**

At December 31, 2001

Maturing or Repricing in
*(in thousands)*

| | One Year or Less | Over 1 Year Thru 3 Years | Over 3 Years Thru 5 Years | Over 5 Years | Total |
|---|---|---|---|---|---|
| Interest-earning assets: | | | | | |
| Interest-bearing deposits with Other banks | 244 | - | - | - | 244 |
| Federal funds sold | 19,684 | - | - | - | 19,684 |
| Investment securities | 13,218 | 12,143 | 8,915 | 22,055 | 56,331 |
| Loans: Fixed rate | 93,094 | 42,727 | 17,016 | 14,260 | 167,097 |
| Variable rate | 51,533 | 35,175 | - | - | 86,708 |
| Total interest-earning assets | 177,773 | 90,045 | 25,931 | 36,315 | 330,064 |
| Interest-bearing liabilities: | | | | | |
| Deposits: | | | | | |
| Demand | 109,465 | - | - | - | 109,465 |
| Savings | 8,236 | - | - | - | 8,236 |
| Time deposits | 100,552 | 19,610 | 9,696 | - | 129,858 |
| FHLB advances | | 5,000 | 15,000 | 15,000 | 35,000 |
| Line of Credit | 1,282 | - | - | - | 1,282 |
| Total interest-bearing liabilities | 219,535 | 24,610 | 24,696 | 15,000 | 283,841 |
| per period | (61,762) | 65,435 | 1,235 | 21,315 | 46,223 |
| Cumulative interest sensitivity Difference | (41,762) | 23,673 | 24,908 | 46,223 | |
| Cumulative difference to total Assets | (11.92)% | 6.76% | 7.11% | 13.20% | |

At December 31, 2001, the difference between the Company's liabilities and assets repricing or maturing within one year was $41 million. The above chart indicates an excess of liabilities repricing or maturing within one year, thus a rise in interest rates would cause the Company's net interest income to decline. However, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees or at different points in time to changes in market interest rates. Such is the case in analyzing NOW accounts, which are disclosed in the one year or less category. Those liabilities do not necessarily reprice as quickly or to the same degree as rates in general. Additionally, certain assets, such as adjustable-rate mortgages, have features that restrict changes in interest rates, both on a short-term basis and over the life of the asset. Changes in interest rates, prepayment rates, early withdrawal levels and the ability of borrowers to service their debt, among other factors, may change significantly from the assumptions made in the table.

## Impact of Inflation, Changing Prices and Monetary Policies

The primary effect of inflation on the Company's operations is reflected in increased operating costs. Unlike industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant effect on the performance of a financial institution than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Interest rates are highly sensitive to many factors which are beyond the control of the Company, including the influence of domestic and foreign economic conditions and the monetary and fiscal policies of the United States government and federal agencies, particularly the Federal Reserve. The Federal Reserve implements a national monetary policy such as seeking to curb inflation and combat recession by its open market operations in United States government securities, control of the discount rate applicable to borrowing by banks, and establishment of reserve requirements against bank deposits. The actions of the Federal Reserve in these areas influence the growth of bank loans, investments and deposits, and affect the interest rates charged on loans and paid on deposits. The nature, timing and impact of any future changes in federal monetary and fiscal policies on the Company and its results of operations are not predictable.

Porter Keadle Moore, LLP

**REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS**

To the Board of Directors and Stockholders
WGNB Corp. and Subsidiaries

We have audited the accompanying consolidated balance sheets of WGNB Corp. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity and cash flows for each of the three years ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WGNB Corp. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years ended December 31, 2001, in conformity with auditing standards generally accepted in the United States of America.

Porter Keadle Moore LLP

Atlanta, Georgia
January 11, 2002

# Consolidated Balance Sheets

**December 31, 2001 and 2000**

## Assets

| | | 2001 | 2000 |
|---|---|---|---|
| Cash and due from banks, including reserve requirements of $100,000 each year | $ | 11,314,895 | 11,827,664 |
| Federal funds sold | | 19,684,000 | 110,000 |
| Cash and cash equivalents | | 30,998,895 | 11,937,664 |
| Securities available for sale | | 54,934,146 | 39,959,015 |
| Securities held to maturity | | 2,000,000 | 1,000,000 |
| Loans, net | | 249,560,369 | 224,985,971 |
| Premises and equipment, net | | 6,306,346 | 5,693,348 |
| Accrued interest receivable | | 1,936,980 | 1,987,596 |
| Other assets | | 4,485,301 | 3,548,845 |
| | $ | 350,222,037 | 289,112,439 |

## *Liabilities and Stockholders' Equity*

| | | 2001 | 2000 |
|---|---|---|---|
| Deposits: | | | |
| Demand | $ | 32,972,953 | 30,872,988 |
| Interest bearing demand | | 109,464,714 | 88,422,636 |
| Savings | | 8,235,588 | 7,577,186 |
| Time | | 88,363,915 | 75,723,544 |
| Time, over $100,000 | | 41,493,958 | 31,214,509 |
| Total deposits | | 280,531,128 | 233,810,863 |
| Federal Home Loan Bank advances | | 35,000,000 | 25,000,000 |
| Other borrowings | | 1,282,000 | 1,300,000 |
| Federal funds purchased | | - | 600,000 |
| Accrued interest payable | | 1,895,387 | 1,835,061 |
| Other liabilities | | 2,309,195 | 879,502 |
| Total liabilities | | 321,017,710 | 263,425,426 |
| Commitments | | | |
| Stockholders' equity: | | | |
| Common stock, $1.25 par value, 10,000,000 shares authorized; 3,100,355 and 3,095,455 shares issued and outstanding | | 3,875,444 | 3,869,319 |
| Additional paid-in capital | | 829,324 | 817,864 |
| Retained earnings | | 24,111,323 | 21,027,693 |
| Accumulated comprehensive loss | | 388,236 | (27,863) |
| Total stockholders' equity | | 29,204,327 | 25,687,013 |
| | $ | 350,222,037 | 289,112,439 |

*See accompanying notes to consolidated financial statements.*

# Consolidated Statements of Earnings

## For the Years Ended December 31, 2001, 2000 and 1999

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Interest income: | | | |
| Interest and fees on loans | $ 23,218,171 | 20,991,521 | 17,048,668 |
| Interest on federal funds sold | 490,114 | 352,887 | 316,157 |
| Interest on investment securities: | | | |
| U.S. Government agencies | 1,661,092 | 1,813,713 | 1,825,952 |
| State, county and municipal | 916,520 | 697,902 | 563,100 |
| Other | 262,426 | 192,829 | 129,458 |
| Total interest income | 26,548,323 | 24,048,852 | 19,883,335 |
| Interest expense: | | | |
| Interest on deposits: | | | |
| Demand | 2,398,878 | 2,513,082 | 2,068,119 |
| Savings | 227,721 | 237,909 | 235,894 |
| Time | 7,488,778 | 6,200,949 | 5,230,259 |
| Interest on FHLB and other borrowings | 1,953,643 | 1,404,606 | 433,300 |
| Total interest expense | 12,069,020 | 10,356,546 | 7,967,572 |
| Net interest income | 14,479,303 | 13,692,306 | 11,915,763 |
| Provision for loan losses | 910,500 | 508,700 | 303,462 |
| Net interest income after provision for loan losses | 13,568,803 | 13,183,606 | 11,612,301 |
| Other income: | | | |
| Service charges on deposit accounts | 2,921,445 | 2,158,729 | 1,433,757 |
| Mortgage origination fees | 823,363 | 245,833 | 299,037 |
| Miscellaneous | 805,566 | 586,140 | 198,159 |
| Total other income | 4,550,374 | 2,990,702 | 1,930,953 |
| Other expenses: | | | |
| Salaries and employee benefits | 6,504,486 | 5,419,337 | 4,549,682 |
| Occupancy | 1,555,737 | 1,407,503 | 1,345,174 |
| Other operating | 2,799,169 | 2,455,885 | 2,097,760 |
| Total other expenses | 10,859,392 | 9,282,725 | 7,992,616 |
| Earnings before income taxes | 7,259,785 | 6,891,583 | 5,550,638 |
| Income taxes | 2,470,664 | 2,487,406 | 1,994,966 |
| Net earnings | $ 4,789,121 | 4,404,177 | 3,555,672 |
| Net earnings per share | $ 1.55 | 1.42 | 1.14 |
| Diluted net earnings per share | $ 1.52 | 1.41 | 1.13 |

*See accompanying notes to consolidated financial statements.*

# Consolidated Statements of Comprehensive Income

## For the Years Ended December 31, 2001, 2000 and 1999

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net earnings | $ 4,789,121 | 4,404,177 | 3,555,672 |
| Other comprehensive income, net of tax: | | | |
| Unrealized gains (losses) on investment securities available for sale: | | | |
| Unrealized gains (losses) arising during the period | 692,076 | 1,630,351 | (2,218,700) |
| Associated (taxes) benefit | (262,712) | (618,881) | 845,482 |
| Reclassification adjustment for (gain) loss realized | (21,381) | 8,833 | (13,857) |
| Associated taxes (benefit) | 8,116 | (3,353) | 5,260 |
| Other comprehensive income (loss) | 416,099 | 1,016,950 | (1,381,815) |
| Comprehensive income | $ 5,205,220 | 5,421,127 | 2,173,857 |

*See accompanying notes to consolidated financial statements.*

# *Consolidated Statements of Changes in Stockholders' Equity*

## For the Years Ended December 31, 2001, 2000 and 1999

| | Common Stock | | Additional Paid-in | Retained | Accumulated Comprehensive | |
|---|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Income | Total |
| Balance, December 31, 1998 | 3,138,030 | $ 3,922,538 | 1,818,189 | 15,833,121 | 337,002 | 21,910,850 |
| Cash dividend ($.42 per share) | - | - | - | (1,293,818) | - | (1,293,818) |
| Retirement of common stock | (39,076) | (48,845) | (806,992) | - | - | (855,837) |
| Exercise of stock options | 5,164 | 6,455 | 24,910 | - | - | 31,365 |
| Issuance of common stock in lieu of directors' fees | 1,276 | 1,595 | 24,563 | - | - | 26,158 |
| Change in unrealized holding losses on securities available for sale, net of tax | - | - | - | - | (1,381,815) | (1,381,815) |
| Net earnings | - | - | - | 3,555,672 | - | 3,555,672 |
| Balance, December 31, 1999 | 3,105,394 | 3,881,743 | 1,060,670 | 18,094,975 | (1,044,813) | 21,992,575 |
| Cash dividend ($.48 per share) | - | - | - | (1,471,459) | - | (1,471,459) |
| Retirement of common stock | (11,966) | (14,958) | (272,080) | - | - | (287,038) |
| Exercise of stock options | 972 | 1,215 | 5,800 | - | - | 7,015 |
| Issuance of common stock in lieu of directors' fees | 1,055 | 1,319 | 23,474 | - | - | 24,793 |
| Change in unrealized holding gains on securities available for sale, net of tax | - | - | - | - | 1,016,950 | 1,016,950 |
| Net earnings | - | - | - | 4,404,177 | - | 4,404,177 |
| Balance, December 31, 2000 | 3,095,455 | 3,869,319 | 817,864 | 21,027,693 | (27,863) | 25,687,013 |
| Cash dividend ($.55 per share) | - | - | - | (1,705,491) | - | (1,705,491) |
| Retirement of common stock | (2,466) | (3,083) | (52,282) | - | - | (55,365) |
| Exercise of stock options | 6,260 | 7,825 | 39,687 | - | - | 47,512 |
| Issuance of common stock in lieu of directors' fees | 1,106 | 1,383 | 24,055 | - | - | 25,438 |
| Change in unrealized holding gain on securities available for sale, net of tax | - | - | - | - | 416,099 | 416,099 |
| Net earnings | - | - | - | 4,789,121 | - | 4,789,121 |
| Balance, December 31, 2001 | 3,100,355 | $ 3,875,444 | 829,324 | 24,111,323 | 388,236 | 29,204,327 |

*See accompanying notes to consolidated financial statements.*

# Consolidated Statements of Cash Flows

## For the Years Ended December 31, 2001, 2000 and 1999

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net earnings | $ 4,789,121 | 4,404,177 | 3,555,672 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | | |
| Depreciation, amortization and accretion | 778,023 | 681,502 | 698,061 |
| Provision for loan losses | 910,500 | 508,700 | 303,462 |
| Change in deferred income taxes | (341,386) | (221,275) | 26,197 |
| (Gain) loss on sale of securities available for sale | (21,381) | 8,833 | (13,857) |
| (Gain) loss on sale of premises and equipment | (3,481) | (11,647) | 29,556 |
| (Gain) loss on sale of other real estate | (15,286) | (22,374) | 5,979 |
| Change in: | | | |
| Other assets | (1,111,019) | (724,670) | (379,817) |
| Other liabilities | 1,461,519 | 292,712 | 164,912 |
| Net cash provided by operating activities | 6,446,610 | 4,915,958 | 4,390,165 |
| Cash flows from investing activities: | | | |
| Proceeds from sales of securities available for sale | 1,080,000 | 560,520 | 2,608,723 |
| Proceeds from maturities of securities available for sale | 17,210,115 | 4,624,929 | 9,704,609 |
| Purchases of securities available for sale | (32,675,694) | (2,286,470) | (14,391,531) |
| Purchase of securities held to maturity | (1,000,000) | - | (1,000,000) |
| Net change in loans | (25,484,898) | (44,159,879) | (23,145,057) |
| Proceeds from sales of premises and equipment | 11,342 | 29,350 | 85,777 |
| Purchases of premises and equipment | (1,321,684) | (788,315) | (1,447,146) |
| Capital expenditures for other real estate | (136,702) | - | - |
| Proceeds from sales of other real estate | 489,283 | 103,273 | 186,927 |
| Net cash used by investing activities | (41,828,238) | (41,916,592) | (27,397,698) |
| Cash flows from financing activities: | | | |
| Net change in deposits | 46,720,265 | 19,005,461 | 21,883,186 |
| Federal Home Loan Bank advances | 10,000,000 | 15,000,000 | 10,000,000 |
| Repayment of Federal Home Loan Bank advances | - | (5,000,000) | (2,000,000) |
| Proceeds from other borrowings | 372,000 | 1,220,000 | 25,000 |
| Repayment of other borrowings | (390,000) | (270,000) | (275,000) |
| Change in federal funds purchased | (600,000) | 600,000 | - |
| Dividends paid | (1,651,553) | (1,402,784) | (1,297,189) |
| Exercise of stock options | 47,512 | 7,015 | 31,365 |
| Retirement of common stock | (55,365) | (287,038) | (855,837) |
| Net cash provided by financing activities | 54,442,859 | 28,872,654 | 27,511,525 |
| Change in cash and cash equivalents | 19,061,231 | (8,127,980) | 4,503,992 |
| Cash and cash equivalents at beginning of year | 11,937,664 | 20,065,644 | 15,561,652 |
| Cash and cash equivalents at end of year | $ 30,998,895 | 11,937,664 | 20,065,644 |

# Consolidated Statements of Cash Flows, continued

## For the Years Ended December 31, 2001, 2000 and 1999

| | | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Supplemental disclosure of cash flow information: | | | | |
| Cash paid during the year for: | | | | |
| Interest | $ | 11,932,926 | 9,619,586 | 8,048,453 |
| Income taxes | $ | 2,154,962 | 2,616,628 | 1,871,000 |
| Non-cash investing and financing activities: | | | | |
| Transfer of loans to other real estate | $ | - | 712,061 | 249,688 |
| Change in unrealized gains (losses) on securities available for sale, net of tax | $ | 416,099 | 1,016,950 | (1,381,815) |
| Change in dividends payable | $ | (53,938) | (68,675) | (3,371) |
| Issuance of common stock to directors in lieu director's fees | $ | 25,438 | 24,793 | 26,158 |

*See accompanying notes to consolidated financial statements.*

# Notes to Consolidated Financial Statements

## (1) Summary of Significant Accounting Policies

The following is a summary of the significant policies and procedures.

***Basis of Presentation***

The consolidated financial statements of WGNB Corp. (the "Company") include the financial statements of its wholly owned subsidiaries West Georgia National Bank (the "Bank") and West Georgia Credit Services, Inc. ("WGCS"). All significant intercompany accounts and transactions have been eliminated in consolidation.

The Bank commenced business in 1946 upon receipt of its banking charter from the Office of the Comptroller of the Currency (the "OCC"). The Bank is primarily regulated by the OCC and undergoes periodic examinations by this regulatory agency. The Company is regulated by the Federal Reserve and is also subject to periodic examinations. The Bank provides a full range of commercial and consumer banking services principally in Carroll County, Georgia.

WGCS, which also operates under the name Mortgage & Loan Solutions, commenced operations in 1997 serving Paulding, Douglas and Carroll counties. The Company established WGCS in order to diversify revenue sources by offering consumer financing not traditionally offered at banks.

The accounting and reporting policies of the Company, and the methods of applying these principles, conform with generally accepted accounting principles and with general practices within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and income and expenses for the year. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in an operating cycle of one year include, but are not limited to, the determination of the allowance for loan losses, the valuation of any real estate acquired in connection with foreclosures or in satisfaction of loans and valuation allowances associated with the realization of deferred tax assets which are based on future taxable income.

***Cash and Cash Equivalents***

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold.

***Investment Securities***

The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held to maturity are classified as available for sale.

Trading and available for sale securities are recorded at fair value. Held to maturity securities are recorded at amortized cost, adjusted for the amortization of premiums and accretion of discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of accumulated comprehensive income in stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.

A decline in the market value of any available for sale investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

***Loans and Allowance for Loan Losses***

Loans are stated at the principal amount outstanding, net of unearned interest and the allowance for loan losses. Interest income on loans is recognized in a manner that results in a level yield on the principal amount

## (1) Summary of Significant Accounting Policies, continued

***Loans and Allowance for Loan Losses, continued***

outstanding. Nonrefundable loan fees are deferred, net of certain direct origination costs, and amortized into income over the life of the related loan.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality, and review of specific problem loans.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

***Premises and Equipment***

Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. When assets are retired or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in earnings for the period. The cost of maintenance and repairs that do not improve or extend the useful life of the respective asset is charged to income as incurred, whereas significant renewals and improvements are capitalized. The range of estimated useful lives for premises and equipment are:

| | |
|---|---|
| Building and improvements | 15 – 39 years |
| Furniture and equipment | 3 – 10 years |

***Other Real Estate***

Properties acquired through foreclosure are carried at the lower of cost (defined as fair value at foreclosure) or fair value less estimated costs to dispose. Accounting literature defines fair value as the amount that is expected to be received in a current sale between a willing buyer and seller other than in a forced or liquidation sale. Fair values at foreclosure are based on appraisals. Losses arising from the acquisition of foreclosed properties are charged against the allowance for loan losses. Subsequent write-downs are provided by a charge to income through the allowance for losses on other real estate in the period in which the need arises.

***Income Taxes***

The Company accounts for income taxes under the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

## (1) Summary of Significant Accounting Policies, continued

### *Income Taxes, continued*

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

### *Derivative Instruments and Hedging Activities*

The Company recognizes the fair value of derivatives as assets or liabilities in the financial statements. Changes in the fair value of a derivative depends on the intended use of the derivative instrument at inception. The change in fair value of instruments used as fair value hedges is accounted for in the earnings of the period simultaneous with accounting for the fair value change of the item being hedged. The change in fair value of the effective portion of cash flow hedges is accounted for in comprehensive income rather than earnings. The change in fair value of derivative instruments that are not intended as a hedge is accounted for in the earnings of the period of the change.

As of December 31, 2001, the Company held an interest rate swap, which was entered into as a means of managing its interest rate risk and accounts for the hedge instrument as fair value hedges. At December 31, 2001, the Company had an interest rate swap contract with a notional outstanding of $20,000,000. Under the interest swap contract, the Company receives a fixed rate of 3.45% and pays at a rate of 90 day LIBOR which was 1.89% at December 31, 2001. The Company did not have any derivatives instruments as of December 31, 2000.

### *Net Earnings Per Share*

Earnings per common share are based on the weighted average number of common shares outstanding during the period. The effects of potential common shares outstanding during the period are included in diluted earnings per share. Stock options, which are described in note 10, are granted to key management personnel. During 2000, the Company completed a two for one stock split. Earnings per share and the related average shares outstanding for each reporting period have been restated to reflect the effects of the stock split.

| **For the Year Ended December 31, 2001** | Net Earnings | Common Shares | Per Share Amount |
|---|---|---|---|
| Earnings per common share | $ 4,789,121 | 3,098,067 | 1.55 |
| Effect of dilutive stock options | - | 45,986 | (.03) |
| Diluted earnings per common share | $ 4,789,121 | 3,144,053 | 1.52 |

| **For the Year Ended December 31, 2000** | Net Earnings | Common Shares | Per Share Amount |
|---|---|---|---|
| Earnings per common share | $ 4,404,177 | 3,098,419 | 1.42 |
| Effect of dilutive stock options | - | 35,424 | (.01) |
| Diluted earnings per common share | $ 4,404,177 | 3,133,843 | 1.41 |

**(1) Summary of Significant Accounting Policies, continued**

***Net Earnings Per Share, continued***

| **For the Year Ended December 31, 1999** | Net Earnings | Common Shares | Per Share Amount |
|---|---|---|---|
| Earnings per common share | $ 3,555,672 | 3,121,816 | 1.14 |
| Effect of dilutive stock options | - | 34,380 | (.01) |
| Diluted earnings per common share | $ 3,555,672 | 3,156,196 | 1.13 |

***New Accounting Standards***

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140, "Accounting for transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125" ("SFAS 140"). FAS 140 revises the criteria for accounting for securitizations and other transfers of financial assets and collateral. In addition, SFAS 140 requires certain additional disclosures. Except for the new disclosure provisions, which were effective for the year ended December 31, 2000, SFAS 140 was effective for the transfer of financial assets occurring after March 31, 2001. The provisions of SFAS 140 did not have a significant effect on the consolidated financial statements.

Accounting for Business Combinations

In July 2001, the FASB issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("FAS 141") and No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). These standards change the accounting for business combinations by, among other things, prohibiting the prospective use of pooling-of-interests accounting and requiring companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life created by business combinations accounted for using the purchase method of accounting. Instead, goodwill and intangible assets deemed to have an indefinite useful life will be subject to an annual review for impairment. The new standards generally will be effective in the first quarter of 2002. The provisions of these statements did not have an effect on the consolidated financial statements.

***Reclassifications***

Certain reclassifications have been made in the prior years consolidated financial statements to conform to the presentation used in 2001.

**(2) Investment Securities**

Investment securities available for sale and held to maturity at December 31, 2001 and 2000 are summarized as follows:

| **Available for Sale** | December 31, 2001 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| U.S. Government agencies | $ 3,854,196 | 45,942 | 843 | 3,899,295 |
| Mortgage-backed securities | 26,360,027 | 232,317 | 84,840 | 26,507,504 |
| State, county and municipals | 23,058,952 | 521,350 | 104,439 | 23,475,863 |
| Corporate bonds | 1,057,820 | 2,517 | 8,853 | 1,051,484 |
| | $ 54,330,995 | 802,126 | 198,975 | 54,934,146 |

**(2) Investment Securities, continued**

| | December 31, 2000 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| U.S. Government agencies | $ 12,717,922 | 2,440 | 115,408 | 12,604,954 |
| Mortgage-backed securities | 13,742,126 | 35,575 | 163,222 | 13,614,479 |
| State, county and municipals | 13,541,184 | 270,927 | 72,529 | 13,739,582 |
| | $ 40,001,232 | 308,942 | 351,159 | 39,959,015 |

**Held to Maturity**

| | December 31, 2001 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| Trust preferred securities | $ 2,000,000 | 75,000 | 40,400 | 2,034,600 |

| | December 31, 2000 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| Trust preferred securities | $ 1,000,000 | - | 280,000 | 720,000 |

The amortized cost and estimated fair value of investment securities available for sale and held to maturity at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

| **Available for Sale** | Amortized Cost | Estimated Fair Value |
|---|---|---|
| U.S. Government agencies, state, county and municipals and corporate bonds: | | |
| Within 1 year | $ 118,752 | 119,430 |
| 1 to 5 years | 3,757,867 | 3,812,771 |
| 5 to 10 years | 4,727,683 | 4,759,115 |
| After 10 years | 19,366,666 | 19,735,326 |
| Mortgage-backed securities | 26,360,027 | 26,507,504 |
| | $ 54,330,995 | 54,934,146 |
| **Held to maturity** | | |
| Trust preferred securities: | | |
| After 10 years | $ 2,000,000 | 2,034,600 |

**(2) Investment Securities, continued**

Proceeds from sales of securities available for sale during 2001, 2000 and 1999 were $1,080,000, $560,520 and $2,608,723, respectively, with the following gains and losses recognized:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Gross gains | $ 21,831 | - | 13,857 |
| Gross losses | $ - | 8,833 | - |

Investment securities with a fair value of approximately $52,755,000 and $38,860,000 as of December 31, 2001 and 2000, respectively, were pledged to secure public deposits, as required by law, and for other purposes.

**(3) Loans**

Major classifications of loans at December 31, 2001 and 2000 are summarized as follows:

| | | 2001 | 2000 |
|---|---|---|---|
| Commercial, financial and agricultural | $ | 26,162,290 | 26,546,593 |
| Real estate – mortgage | | 147,704,252 | 135,750,184 |
| Real estate – construction | | 60,784,686 | 46,051,798 |
| Consumer | | 19,153,301 | 20,118,006 |
| | | 253,804,529 | 228,466,581 |
| Less: Unearned interest | | 523,954 | 560,798 |
| Allowance for loan losses | | 3,720,206 | 2,919,812 |
| | $ | 249,560,369 | 224,985,971 |

The Bank and WGCS grant loans and extensions of credit to individuals and a variety of businesses and corporations primarily located in its general trade area of Carroll, Paulding and Douglas counties, Georgia. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

Changes in the allowance for loan losses for the years ended December 31, 2001, 2000 and 1999 are as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Balance, beginning of year | $ 2,919,812 | 2,281,298 | 2,018,852 |
| Provision for loan losses | 910,500 | 508,700 | 303,462 |
| Loans charged off | (199,720) | (76,737) | (129,946) |
| Recoveries | 89,614 | 206,551 | 88,930 |
| Balance, end of year | $ 3,720,206 | 2,919,812 | 2,281,298 |

**(4) Premises and Equipment**

Major classifications of premises and equipment at December 31, 2001 and 2000 are summarized as follows:

| | 2001 | 2000 |
|---|---|---|
| Land | $ 1,134,599 | 1,134,599 |
| Buildings and improvements | 5,869,136 | 5,247,696 |
| Furniture and equipment | 5,545,112 | 4,889,762 |
| | 12,548,847 | 11,272,057 |
| Less: Accumulated depreciation | (6,242,501) | (5,578,709) |
| | $ 6,306,346 | 5,693,348 |

Depreciation expense amounted to $700,825, $655,487 and $588,456 in 2001, 2000 and 1999, respectively.

**(5) Time Deposits**

At December 31, 2001 the scheduled maturities of time deposits are as follows:

| | |
|---|---|
| 2002 | $ 99,925,976 |
| 2003 | 14,498,594 |
| 2004 | 5,110,651 |
| 2005 | 4,782,885 |
| 2006 and thereafter | 5,539,767 |
| | $ 129,857,873 |

**(6) Lines of Credit**

The Bank has lines of credit for overnight borrowings of $11,000,000 and $10,500,000 at December 31, 2001 and 2000, respectively. The Bank also has a line of credit with the Federal Home Loan Bank of Atlanta (FHLB) totaling $43,140,000 and $42,680,000 at December 31, 2001 and 2000, respectively. Advances on the FHLB line of credit are subject to available collateral of the Bank. At December 31, 2001, the Bank had advances outstanding from the FHLB amounting to $35,000,000. The following advances require quarterly interest payments:

| Advance | Interest Basis | Current Rate | Maturity | Call Date | Early Conversion Option |
|---|---|---|---|---|---|
| $ 10,000,000 | Fixed | 5.49% | May 2011 | May 2006 | May 2006, 3 month LIBOR |
| $ 5,000,000 | Fixed | 6.14% | December 2004 | December 2001 | December 2001, 3 month LIBOR |
| $ 5,000,000 | Fixed | 7.07% | May 2005 | May 2002 | May 2002, 3 month LIBOR |
| $ 10,000,000 | Fixed | 6.16% | July 2005 | - | October 2000, 3 month LIBOR |
| $ 5,000,000 | Fixed | 5.44% | February 2008 | February 2003 | February 2003, 3 month LIBOR |

**(6) Lines of Credit, continued**

At December 31, 2000, the Bank had advances outstanding from the FHLB amounting to $25,000,000. The following advances require quarterly interest payments:

| Advance | Interest Basis | Current Rate | Maturity | Call Date | Early Conversion Option |
|---|---|---|---|---|---|
| $ 5,000,000 | Fixed | 6.14% | December 2004 | December 2001 | December 2001, 3 month LIBOR |
| $ 5,000,000 | Fixed | 7.07% | May 2005 | May 2002 | May 2002, 3 month LIBOR |
| $ 10,000,000 | Fixed | 6.16% | July 2005 | - | October 2000, 3 month LIBOR |
| $ 5,000,000 | Fixed | 5.44% | February 2008 | February 2003 | February 2003, 3 month LIBOR |

The early conversion option allows the FHLB to convert the advances to a variable interest rate upon notification to the Bank. The FHLB advances are secured by the Bank's stock in the FHLB, its 1-4 family first mortgage loans and qualified commercial loans.

Additionally, during 1999 the Company entered into a $1,750,000 line of credit arrangement with a financial institution that matures March 31, 2002. At December 31, 2001 and 2000, the Company had outstanding advances of $1,282,000 and $1,300,000, respectively. The facility requires interest payments quarterly with annual interest calculated at the prime rate minus 1.25%.

**(7) Commitments**

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contractual amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

In most cases, the Company requires collateral to support financial instruments with credit risk.

| | Approximate Contractual Amount 2001 | Approximate Contractual Amount 2000 |
|---|---|---|
| Financial instruments whose contract amounts represent credit risk: | | |
| Commitments to extend credit | $ 39,167,000 | 38,888,000 |
| Standby letters of credit | 597,000 | 474,000 |

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn

## (7) Commitments, continued

upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management's credit evaluation. Collateral held varies, but may include unimproved and improved real estate, certificates of deposit or personal property.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

## (8) Stock Repurchase Plan

In 1996, the Board of Directors approved a Stock Repurchase Plan of up to $2,000,000 of the Company's common stock currently outstanding. During 2001, the Board of Directors approved an additional $1,000,000 to be used for the Stock Repurchase Plan. The Company redeemed 2,466 shares of common stock for $55,365 during 2001. At December 31, 2001, the Company had $1,543,712 remaining to reacquire shares under the Stock Repurchase Plan.

## (9) Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under certain adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2001, that the Company and the Bank meet all capital adequacy requirements to which it is subject.

As of December 31, 2001 the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. Presented below are the Bank's actual capital amounts and ratios. Detail disclosures related to the Company have been excluded as they do not materially deviate from the disclosure herein.

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount (in 000's) | Ratio | Amount (in 000's) | Ratio | Amount (in 000's) | Ratio |
| **As of December 31, 2001**: | | | | | | |
| Total Capital (to Risk Weighted Assets) | $ 31,493 | 12% | ≥20,578 | ≥ 8% | ≥25,723 | ≥10% |
| Tier I Capital (to Risk Weighted Assets) | $ 28,338 | 11% | ≥10,289 | ≥ 4% | ≥15,434 | ≥ 6% |
| Tier I Capital (to Average Assets) | $ 28,338 | 8% | ≥13,963 | ≥ 4% | ≥17,453 | ≥ 5% |
| **As of December 31, 2000:** | | | | | | |
| Total Capital (to Risk Weighted Assets) | $ 28,352 | 13% | ≥17,839 | ≥ 8% | ≥22,298 | ≥10% |
| Tier I Capital (to Risk Weighted Assets) | $ 25,452 | 11% | ≥ 8,919 | ≥ 4% | ≥13,379 | ≥ 6% |
| Tier I Capital (to Average Assets) | $ 25,452 | 9% | ≥11,525 | ≥ 4% | ≥14,406 | ≥ 5% |

**(9) Regulatory Matters, continued**

Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years' net earnings, and the ratio of equity capital to total assets. At December 31, 2001 the Bank could pay approximately $4,941,000 in dividends without obtaining prior regulatory approval.

**(10) Incentive Stock Option Plan**

The Company has an incentive stock option plan accounted for under APB 25 and related Interpretations. Under the January 11, 1994 Incentive Stock Option Plan the Company may grant options to certain key officers to acquire shares of common stock of the Company at the then fair value, with the number of shares to be determined annually by agreed upon formulas. A total of 160,000 shares of common stock were reserved for possible issuance under this plan. Options were to be granted commencing March 8, 1994 and are to continue through the year 2004. The options may not be exercised prior to five years from the date of grant and are exercisable no later than ten years from that date. Additionally, 4,448 options were issued to an officer of the Bank which were not covered by the aforementioned plan but subject to the same conditions. No compensation cost has been recognized for the stock options.

Had compensation cost for the plan been determined based upon the fair value of the options at the grant dates, the Company's net earnings and net earnings per share would have been reduced to the proforma amounts indicated below:

| | | | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Net earnings | As reported | $ | 4,789,121 | 4,404,177 | 3,555,672 |
| | Proforma | $ | 4,733,730 | 4,373,964 | 3,485,786 |
| Net earnings per share | As reported | $ | 1.55 | 1.42 | 1.14 |
| | Proforma | $ | 1.53 | 1.41 | 1.12 |
| Diluted earnings per share | As reported | $ | 1.52 | 1.41 | 1.13 |
| | Proforma | $ | 1.51 | 1.40 | 1.10 |

The fair value of each option is estimated on the date of grant using the Minimum Value Model with the following weighted average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yield of 2.43%, 2.00% and 1.70% risk free interest rates of 5.08%, 5.00% and 6.00%, respectively, and an expected life of 10 years. For disclosure purposes, the Company immediately recognized the expense associated with the option grants assuming that all awards will vest.

A summary status of the Company's stock option plan as of December 31, 2001, 2000 and 1999, and changes during the years ending on those dates, is presented below:

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | Shares | Wtd. Avg. Exercise Price | Shares | Wtd. Avg. Exercise Price | Shares | Wtd. Avg. Exercise Price |
| Outstanding, beginning of year | 88,049 | $ 12.04 | 81,221 | $ 10.90 | 74,916 | $ 9.17 |
| Awarded during the year | 14,490 | $ 22.50 | 7,800 | $ 21.50 | 11,469 | $ 20.00 |
| Exercised during the year | (6,260) | $ 7.59 | (972) | $ 7.22 | (5,164) | $ 6.07 |
| Outstanding, end of year | 96,279 | $ 13.75 | 88,049 | $ 12.04 | 81,221 | $ 10.90 |
| Options exercisable at year end | 23,220 | | 13,104 | | 6,344 | |
| Weighted average fair value of options granted during the year | | $ 6.02 | | $ 6.10 | | $ 9.68 |

**(10) Incentive Stock Option Plan, continued**

The following information applies to all options outstanding at December 31, 2001:

| | |
|---|---|
| Range of exercise prices | $ 7.25 to $22.50 |
| Weighted average remaining contractual life (years) | 6.01 |

**(11) Defined Contribution Plan**

The Company began a qualified retirement plan pursuant to Internal Revenue Code Section 401(k) in 1996 covering substantially all employees subject to certain minimum age and service requirements. Contribution to the plan by employees is voluntary. During 2001, 2000 and 1999, the Company matched 100% of the participants' contributions up to 6% of the participants' salaries. The Company also made discretionary contributions to the plan in 2001, 2000 and 1999 of 5% of participants' salaries. Contributions to the plan charged to expense during 2001, 2000 and 1999 were $365,993, $303,996 and $261,763, respectively.

**(12) Income Taxes**

The components of the provision for income taxes in the consolidated statements of earnings for the years ended December 31, 2001, 2000 and 1999 are as follows:

| | | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Current: | | | | |
| Federal | $ | 2,518,696 | 2,356,552 | 1,733,126 |
| State | | 293,354 | 352,129 | 235,643 |
| Deferred: | | | | |
| Federal | | (305,772) | (208,558) | 24,684 |
| State | | (35,614) | (12,717) | 1,513 |
| Total | $ | 2,470,664 | 2,487,406 | 1,994,966 |

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

| | | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Pretax income at statutory rates | $ | 2,468,327 | 2,343,138 | 1,887,217 |
| Add (deduct): | | | | |
| Tax-exempt interest income | | (268,094) | (234,594) | (199,106) |
| State taxes, net of federal effect | | 223,384 | 205,023 | 155,524 |
| Non-deductible interest expense | | 39,909 | 33,905 | 25,796 |
| Other | | 7,138 | 139,934 | 125,535 |
| | $ | 2,470,664 | 2,487,406 | 1,994,966 |

**(12) Income Taxes, continued**

The following summarizes the net deferred tax asset, which is included as a component of other assets, at December 31, 2001 and 2000.

| | | 2001 | 2000 |
|---|---|---|---|
| Deferred income tax assets: | | | |
| Allowance for loan losses | $ | 1,198,007 | 856,367 |
| Net unrealized losses on securities available for sale | | - | 14,354 |
| Other | | 41,070 | 34,275 |
| Total gross deferred income tax assets | | 1,239,077 | 904,996 |
| Deferred income tax liabilities: | | | |
| Premises and equipment | | (284,757) | (277,702) |
| Net unrealized gain on securities available for sale | | (214,915) | - |
| Other | | (2,044) | (2,050) |
| Total gross deferred income tax liabilities | | (501,716) | (279,752) |
| Net deferred income tax asset | $ | 737,361 | 625,244 |

**(13) Related Party Transactions**

The Bank conducts transactions with directors and executive officers, including companies in which they have beneficial interests, in the normal course of business. It is the Bank's policy to comply with federal regulations that require that loan transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time made for comparable loans to other persons. The following summary reflects activity for related party loans for 2001:

| | | |
|---|---|---|
| Beginning balance | $ | 4,256,249 |
| New loans | | 6,156,985 |
| Repayments | | (5,045,934) |
| Ending balance | $ | 5,367,300 |

At December 31, 2001, deposits from directors, executive officers, and their related interests totaled approximately $6,482,000.

**(14) Other Operating Expenses**

Components of other operating expenses which exceed 1% of total interest income and other income are as follows:

| | | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Professional fees | $ | 355,018 | 313,023 | 223,413 |

**(15) Fair Value of Financial Instruments**

The Company is required to disclose fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation

**(15) Fair Value of Financial Instruments, continued**

techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company or its subsidiaries, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination, or issuance.

Cash and Cash Equivalents
For cash, due from banks and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Investment Securities
The fair values for investment securities are based on quoted market prices.

Loans
The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

Deposits
The fair value of demand deposits, savings accounts, NOW and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank Advances
The fair value of advances outstanding is based on the quoted value provided by the FHLB.

Other Borrowings
Because other borrowings are based on variable rates, the carrying value is a reasonable estimate of fair value.

Commitments to Extend Credit, Standby Letters of Credit
Because commitments to extend credit and standby letters of credit are made using variable rates or for a short term, the contract value is a reasonable estimate of fair value.

Derivative Instruments
Fair value is estimated as the amount the Company would receive or pay to terminate the contract as of the reporting date. At December 31, 2001, the fair value of the contract outstanding was $0. There were no contracts outstanding at December 31, 2000.

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgements. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

**(15) Fair Value of Financial Instruments, continued**

The carrying amount and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000 are as follows:

| | | 2001 | | 2000 | |
|---|---|---|---|---|---|
| | | Carrying Amount | Estimated Fair Value | Carrying Amount | Estimated Fair Value |
| Assets: | | | | | |
| Cash and cash equivalents | $ | 30,998,895 | 30,998,895 | 11,937,664 | 11,937,664 |
| Securities available for sale | $ | 54,934,146 | 54,934,146 | 39,959,015 | 39,959,015 |
| Securities held to maturity | $ | 2,000,000 | 2,034,600 | 1,000,000 | 720,000 |
| Loans | $ | 249,560,369 | 251,334,812 | 224,985,971 | 223,119,016 |
| Liabilities: | | | | | |
| Deposits | $ | 280,531,128 | 283,125,277 | 233,810,863 | 233,972,561 |
| Federal Home Loan Bank advances | $ | 35,000,000 | 36,990,382 | 25,000,000 | 25,628,417 |
| Other borrowings | $ | 1,282,000 | 1,282,000 | 1,300,000 | 1,300,000 |
| Federal funds purchased | $ | - | - | 600,000 | 600,000 |

**(16) WGNB Corp. (Parent Company Only) Financial Information**

Balance Sheets
December 31, 2001 and 2000

Assets

| | | 2001 | 2000 |
|---|---|---|---|
| Cash | $ | 708,569 | 463,095 |
| Investment in Bank | | 28,726,314 | 25,424,161 |
| Investment in WGCS | | 270,638 | 246,899 |
| Funds due from WGCS | | 1,282,000 | 1,300,000 |
| Other assets | | 19,238 | 7,333 |
| | $ | 31,006,759 | 27,441,488 |

Liabilities and Stockholders' Equity

| | | 2001 | 2000 |
|---|---|---|---|
| Dividends payable | $ | 459,901 | 405,963 |
| Line of credit | | 1,282,000 | 1,300,000 |
| Other liabilities | | 60,531 | 48,512 |
| Total liabilities | | 1,802,432 | 1,754,475 |
| Stockholders' equity | | 29,204,327 | 25,687,013 |
| | $ | 31,006,759 | 27,441,488 |

**(16) WGNB Corp. (Parent Company Only) Financial Information, continued**

**Statements of Earnings**

For the Years Ended December 31, 2001, 2000 and 1999

| | | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Dividends from Bank | $ | 1,954,115 | 1,721,185 | 2,143,871 |
| Other income | | 82,338 | 41,617 | 33,747 |
| Other expense | | (157,314) | (125,655) | (34,532) |
| Earnings before equity in undistributed earnings of subsidiaries | | 1,879,139 | 1,637,147 | 2,143,086 |
| Equity in undistributed earnings (loss) of WGCS | | 23,739 | (89,272) | (155,568) |
| Equity in undistributed earnings of Bank | | 2,886,243 | 2,856,302 | 1,568,154 |
| Net earnings | $ | 4,789,121 | 4,404,177 | 3,555,672 |

**(16) WGNB Corp. (Parent Company Only) Financial Information, continued**

**Statements of Cash Flows**

For the Years Ended December 31, 2001, 2000 and 1999

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net earnings | $ 4,789,121 | 4,404,177 | 3,555,672 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | | |
| Equity in undistributed earnings of Bank | (2,886,243) | (2,856,302) | (1,568,154) |
| Equity in undistributed earnings of WGCS | (23,739) | 89,272 | 155,568 |
| Change in other assets | (11,904) | 703 | 1,431 |
| Change in other liabilities | 37,645 | 73,305 | 25,937 |
| Net cash provided by operating activities | 1,904,880 | 1,711,155 | 2,170,454 |
| Cash flows from investing activities: | | | |
| Investment in WGCS | - | - | (100,053) |
| Purchase of premises and equipment | - | - | (3,000) |
| Net cash used by investing activities | - | - | (103,053) |
| Cash flows from financing activities: | | | |
| Proceeds from borrowings | 372,000 | 1,220,000 | 25,000 |
| Payments on borrowings | (390,000) | (270,000) | (275,000) |
| Loan to WGCS | (372,000) | (1,220,000) | (25,000) |
| Payments received from WGCS | 390,000 | 270,000 | 275,000 |
| Dividends paid | (1,651,553) | (1,402,784) | (1,297,189) |
| Exercise of stock options | 47,512 | 7,015 | 31,365 |
| Retirement of common stock | (55,365) | (287,038) | (855,837) |
| Net cash used by financing activities | (1,659,406) | (1,682,807) | (2,121,661) |
| Increase (decrease) in cash | 245,474 | 28,348 | (54,260) |
| Cash at beginning of year | 463,095 | 434,747 | 489,007 |
| Cash at end of year | $ 708,569 | 463,095 | 434,747 |
| Supplemental disclosure of non-cash financing activities: | | | |
| Change in dividends payable | $ (53,938) | (68,675) | (3,371) |
| Changes in unrealized gains (losses) on securities available for sale, net of tax, of Bank | $ 416,099 | 1,016,950 | (1,381,815) |
| Transfer of tax benefit from WGNB to WGCS | $ - | - | 96,765 |
| Issuance of common stock to directors in lieu director's fees | $ 25,438 | 24,793 | 26,158 |

## *Expanded Market Area*

This past summer West Georgia National Bank, our wholly owned subsidiary, opened its first office in Douglas County. This provides access to one of the most dynamic metro Atlanta counties. The officers of the Douglasville office are known and respected for their financial expertise and involvement in community affairs.


AMERICAN BANKER
THE FINANCIAL SERVICES DAILY
Volume CLXVI
No. 15
www.us-banker.com
AUGUST 2001
U.S. Banker
CHARTING THE FUTURE OF FINANCIAL SERVICES

*American Banker & U.S. Banker - WGNB Corp. received recognition from American Banker and U.S Banker for extraordinary profitability.*

## *Cultural Diversity*

Our region is experiencing growth in our international community. In order to meet the needs of our new residents, WGNB has implemented multilingual ATM's and has encouraged staff members to master a second language.

## *Physical Improvements*

Our customers have always been afforded attractive, efficient banking facilities. To meet increased demand at our Villa Rica office, a second ATM was installed. Our First Tuesday Office was given a beautiful new décor. A convenient ATM was installed at Carrollton's Westover Square shopping center. For our expanding Mirror Lake area, a new permanent site plan was approved.

In a year of national and economic crisis, your Company continued to grow and prosper. We are poised for yet another year of success because of our underlying creed of excellence in all we do.

Exceeding expectations... delivering excellence...
...Take pride in knowing that we are your Company...
WGNB Corp.




WEST GEORGIA
NATIONAL BANK

*The recently opened Douglasville Office expands our market area and offers avenues of service to that community .*



*Multilingual staff and Spanish language options on our ATM's offer financial services to a diverse population.*








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THE SALVATION ARMY

*Our charitable involvement touches virtually every segment of community life.*




West Georgia

*WGNB recognizes teachers and supports booster clubs in local school systems. We were the proud sponsor of the University of West Georgia's "Run for A Day".*




WEST GEORGIA NATIONAL BANK



*New drive-up ATM's and redecorated offices provide a pleasant banking experience for our customers.*

## *Officers of WGNB Corp.*

| | |
|---|---|
| L. Leighton Alston | President and Chief Executive Officer |
| Richard A. Duncan | Executive Vice President |
| Steven J. Haack | Secretary and Treasurer |

## *Officers of West Georgia National Bank*

| | |
|---|---|
| L. Leighton Alston | Chief Executive Officer |
| Richard A. Duncan | President |
| H. James Crowe | Executive Vice President |
| Steven J. Haack | Chief Financial Officer |
| W. Galen Hobbs, Jr. | Senior Vice President |
| H. B. Lipham, III | Senior Vice President |
| M. Dan Butler | Chief Operations Officer |
| Bill Barker | Vice President |
| Jeffrey A. Bush | Vice President |
| Julian C. Carter, Jr. | Vice President |
| J. Keith Crawford | Vice President |
| Lisa Robertson Durian | Vice President |
| Janice C. Fraser | Vice President |
| Larry G. Harris | Vice President |
| C. Scott McDonald | Vice President |
| Jon P. Minecci | Vice President |
| Bobby J. Sanders | Vice President |
| Phil B. Stamps | Vice President |
| Diane H. Stephens | Vice President |
| William R. Whitaker | Vice President |
| Christy Guynn Denney | Controller |
| Wayne E. Hopkins | Assistant Vice President |
| Kay H. Moon | Assistant Vice President |
| Dulcie Y. Powell | Assistant Vice President |
| Melanie W. Robinson | Assistant Vice President |
| Fletcher L. Underwood | Assistant Vice President |
| Steven C. Walburn | Assistant Vice President |
| Andrew J. Bates | Banking Officer |
| Ann H. Bell | Banking Officer |
| Joseph C. Morck | Banking Officer |
| Lisa Lee | CRA/Compliance Officer |
| Lisa Langston | Assistant Banking Officer |
| Sylvia S. Negri | Assistant Banking Officer |
| Susan Pierce | Assistant Banking Officer |
| Amy L. Wood | Assistant Banking Officer |

## *Directors*

Joe Whit Walker, Chairman

L. Leighton Alston
Grady Woodfin (Woody) Cole
Richard A. Duncan
W. T. (Tommy) Green, Jr.
L. G. (Jack) Joyner
R. David Perry
L. Richard Plunkett
Dr. Thomas E. Reeve, III
Thomas T. Richards
Oscar W. Roberts, III
Frank T. (Tommy) Thomasson, III
J. Thomas Vance
Charles M. Willis, Sr.

## *Officers of West Georgia Credit Services, Inc.*

| | |
|---|---|
| L. Leighton Alston | Chief Executive Officer |
| H. James Crowe | President |
| Richard A. Duncan | Executive Vice President |
| Steven J. Haack | Secretary and Treasurer |

## *Directors*

Joe Whit Walker, Chairman

L. Leighton Alston
L. G. (Jack) Joyner
R. David Perry
Thomas T. Richards
J. Thomas Vance
Charles M. Willis, Sr.

WGNB Corp.

Annual Report 2001

Member
FDIC